As filed with the Securities and Exchange Commission on October 19, 2005.

File No. _____________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

ESPRE SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

NEVADA	68-0576847
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5700 W. Plano Parkway, Suite 2600, Plano, Texas	75093
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (214) 254-3708

Copies to:

Peter Ianace Espre Solutions, Inc. 5700 W. Plano Parkway Suite 2600 Plano, Texas 75093 (214) 254-3708	Jonathan L. Shepard Siegel, Lipman, Dunay & Shepard, LLP 5355 Town Center Road Suite 801 Boca Raton, Florida 33486 (561) 368-7700

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of class)

You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

As used in this Form 10, unless the context otherwise requires the terms “we,”  “us,”  “our,”  “Espre” and the “Company” refer to Espre Solutions, Inc., a Nevada corporation.

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FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "would" or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other "forward-looking" information. Espre Solutions, Inc., believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this Form 10 because they involve both known and unknown risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed below in the section captioned "Risk Factors" within Item 1, “Description of Business,” as well as other cautionary language in this Form 10, provide examples of risks, uncertainties and events that may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors could have a material adverse effect on our business, results of operations and financial position.

The safe harbor for forward-looking statements provided in the Securities Litigation Reform Act of 1995 are unavailable to issuers such as Espre Solutions, Inc., which are not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When our Registration Statement on Form 10 becomes effective, we will file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Our internet address is www.espresolutions.com. We will make available through a link to the Securities and Exchange Commission’s web site, electronic copies of the materials we file with the Securities and Exchange Commission (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our Securities and Exchange Commission materials, please contact us by mail addressed to Forres McGraw, Chief Financial Officer, Espre Solutions, Inc., 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093, (214) 254-3708.

Item 1. Business

BUSINESS

General Information

Our business address is 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093 and our telephone number is 214-254-3708. General information concerning Espre can be found on our website at www.espresolutions.com.

Business Development

Espre Solutions, Inc. was incorporated in New Jersey on March 4, 1953, under the name “Planning and Redevelopment Associates,” subsequently changed to “Candeub, Fleissig and Associates.” The Company was redomiciled as a Delaware corporation in April 2004 and, in August 2004, was redomiciled in Nevada under the name “Espre Solutions, Inc.”

From its inception until the 1980’s, the Company provided planning and environmental consulting services to local governmental agencies and private organizations. The Company filed reports with the Securities and Exchange Commission until October 1981, when it suspended its reporting obligations by notice filed with the Commission.

From approximately 1985 until July 2004, the Company was not engaged in any material business activity. In July 2004, we acquired Espre Solutions, Inc., a Texas corporation (“Espre Texas”), in a merger in which 29,960,366 shares of the Company’s common stock and 2,500,000 shares of preferred stock were issued to the founders and certain employees of Espre Texas, resulting in their ownership of about 48% of our common stock. In August 2004, Wireless Peripherals, Inc., a Texas corporation (“Wireless Peripherals”), was merged into the Company in exchange for 24,960,366 shares of our common stock and fully-vested options to purchase an additional 3,539,634 shares of our common stock (3,462,618 at $.02 per share and 25,672 at $.01 per share). The Company’s common stock was forward split on a three share for one share basis on May 2, 2005. All shares of Espre common stock, all options, and all exercise prices, are stated in this paragraph and the balance of this Registration Statement on a post-split basis.

With our acquisitions of Espre Texas and Wireless Peripherals, we commenced our existing visual communication technologies business.

Business of Espre

Espre is an application service provider of IP-based video solutions. We have developed a proprietary technology and video compression/decompression software (“CODEC”) to deliver high-quality video at the lowest possible data rates over any IP-based network (both wireless and hardwired) and the Internet to devices such as PDA’s, personal computers and, eventually, Java enabled smart phones. The Company offers a suite of service solutions, all of which have as their platform Espre’s proprietary video CODEC, “Lightening Strike™.” The Company’s service offerings include customized engineering, hosting, video and email distribution, consulting, encoding services and technical support. Espre offers a revenue sharing arrangement for its software products, which include our video email software, video conferencing software, video streaming software, and JAVA-based video player software.

Espre’s Technology and Products

Espre’s technology is capable of utilizing minimal system resources to encode (compress) and decode (decompress) video, and is therefore suitable for mobile devices and handheld devices as well as optimizing the resources available on personal computers. Espre provides consulting and engineering services through partnership arrangements. We also license our technology to third parties under a revenue sharing business arrangement.

We acquired the fundamental components of our products in three transactions. In the first transaction, which we completed in 2003, we acquired our ViewMail Marketing System from JOD Enterprises. The second transaction was the acquisition in August 2004 of Wireless Peripherals, to which we had previously licensed technology for use in mobile video collaboration solutions. Our acquisition of Wireless Peripherals provided Espre with the eViewLink solution, which we released in March 2005. The third transaction involved the purchase of the Lightening Strike™ CODEC and related video products from Video Software Partners, Inc. (“Video Partners”), in March 2005.

Espre has spent the past year getting input from distributors, industry consultants, and select customers to help us define features and functions that are important to the industries we serve. We applied that input to add critical features and functions to our acquired technology, add applications, and build a hosting center for our service offerings. As a result of these processes, Espre moved from a company attempting to sell stand-alone applications to a service- based model that allows companies to deploy our applications without the need to have in-house expertise and to pay for use of our applications on a monthly subscription service basis.

Our three acquisitions, together with new features and applications which Espre has developed, form the basis of the following applications:

eViewChat

Following its purchase by Espre, the Lightning Strike™ CODEC solution for video conferencing was reengineered, evolving into our eViewChat video conferencing solution. In its original form, the video conferencing software was supported for use over existing Ethernet, token ring, T1/E1, ATM, frame relay, ISDN, and xDSL networks. The eViewChat video conferencing solution provided the capability to perform multi-party video conferencing over Intranet and broadband networks without the need for an expensive Media Control Unit (MCU) for high bandwidth networks.

eViewChat complies with the latest International Telecommunications Union (ITU) standards and applies high-quality compression techniques using a unique wavelet compression algorithm, enabling lower bandwidth utilization. Even at speeds of 64 kbps, users can expect excellent quality for a two-party video desktop call. This means that a DSL or cable user can have a three-way business quality video conference.

Because the video conferencing solution that we acquired did not have a solution to overcome the inherent problems that most IP-based video applications experience with regard to Network Address Translators (NATs), internal and external firewalls, and standard LAN-based protocols, Espre is developing a solution for navigating video conferencing users through these restrictors. Espre released an enhanced version of eViewChat in July of 2005 that addressed these issues, with the first customer deployment of this new software-based video conferencing VPN (virtual private network) service offering anticipated to occur in September 2005.

eViewMail

eViewMail allows users to record, compress, and send video email messages from a PC. Email recipients who receive an eViewMail message experience television quality video messages, even over dialup connections. With eViewMail's built-in Lightning Strike™ wavelet compression technology, messages are very compact, and delivery and download of the file is quick and easy. The eViewMail system provides subscribers with the ability to manage multiple email distribution lists, choose from a list of customized HTML email templates, record and edit video messages, and track user response through Espre’s full-featured reporting engine. In January 2005, Espre introduced a new JAVA-based video player as a new feature of eViewMail. This enhancement has allowed users on virtually any operating system (Mac OS, Windows, or Linux) to experience high-quality video email messages sent from Espre’s eViewMail application.

eViewLink

The Company’s video collaboration solution, which Espre has branded eViewLink, delivers audio/visual collaboration over a wireless, PDA-like device. Espre believes that eViewLink is the first two-way video collaboration solution for a wireless PDA. The eViewLink product is an innovative solution that provides real-time video in almost any situation, regardless of the location. With the use of Espre’s proprietary Lightening Strike™ CODEC, maintenance technicians, paramedics, first responders, nurse practitioners or anyone else who can benefit from remote diagnostics and decision support can now stream high quality compressed video interactive audio and telemetry information into the hip pocket for vital sign data all delivered hands free over a wireless network. This advanced collaboration capability eliminates time and distance between field personal and the experts needed to support them.

eViewLink’s key features include: 802.11b wireless IP video and two-way audio communication, wearable and hands-free operation with headset camera, hardened industrial packaging, secure eViewLink Server connecting field technicians to appropriate expertise, and 40,000-bit key streaming encryption which secures proprietary communications.

eViewLink won the 2004 SuperComm SuperQuest award for Excellence for Wireless / Mobile Networks or Services, and was selected as a finalist for the CTIA Wireless Widget Award in March 2005 and Communications Solutions Product of the Year Award for 2004.

In the first half of 2005, Espre shipped hand built versions of eViewLink to four customers, which used them both in the field and as demo units. In order to cost- effectively deploy eViewLink in volume, Espre has contracted with a third party partner to fabricate tooling necessary to allow eViewLink to be built for volume shipment. Espre expects to be ready for volume deployment of eViewLink in the last quarter of calendar 2005.

eViewPlayer

In January 2005, Espre introduced its eViewPlayer, a Java-based video player using Espre’s Lightning StrikeTMvideo CODEC. The application was written in pure Java and takes advantage of Java’s cross-platform interoperability to allow the display of Espre’s video on multiple platforms, including MacOS, Windows, Linux and other environments. The Company believes that Java-based players integrate more efficiently in mobile, wireless and Internet environments and operate as a “playerless” video delivery system. The development of the eViewPlayer was an essential step in Espre’s competing in the expanding video advertising market.

The eViewPlayer is an integrated component and video delivery system for most of the Espre product line. Espre has begun building a toolset for web developers which it expects to sell separately.

Custom Services

In addition to marketing its products through traditional distribution channels, Espre provides consulting and custom engineering services to support customers and business partners interested in integrating components of Espre’s technology into their own solutions.

Because a number of Espre’s customers look to Espre as an outsourced or application service provider (ASP) solution, Espre sometimes makes video encoding services available to its customers. These encoding services involve the compression of customers’ content into Espre’s proprietary video CODEC format. In some cases, these outsourced services provided by Espre also involve Espre’s hosting the video content and distributing the content on the customer’s behalf. Espre believes that it has a competitive advantage in providing hosting for its clients, as Espre’s superior video compression technology helps to reduce significantly the cost of hosting and delivering video files, compared to delivering the same files with traditional technology.

Markets and Marketing

Espre markets its video products and services to corporations, advertising agencies, ISPs/ASPs, distributors and VARs (Value Added Resellers) in commercial, government, medical and educational markets through direct sales, resellers and agents. Espre regularly attends and exhibits at Internet and telecommunications tradeshows where Espre can meet potential customers and offer new products and services to existing customers.

Espre’s sales personnel provide the Company’s existing and prospective customers with sales, advertising and promotional materials. Product demonstration facilities are maintained in

Espre’s corporate office. The Company also provides its sales force with ongoing training to ensure that they have the necessary expertise to effectively market and promote the Espre product line.

Espre also maintains an Internet website, www.espresolutions.com, which provides extensive information about the Company, its products and services, and contact information.

Espre’s principal target markets for eViewMail, eViewLink, eViewStream and eViewChat are ISPs, ASPs, corporate enterprises and government agencies seeking to provide a visual experience to improve their own or their customers’ communications, brand awareness, and audio/visual access to remote locations.

Espre believes that eViewMail and eViewChat are excellent solutions that can be offered by any ISP to its existing customer base. In most cases, an ISP will private-label Espre’s applications and offer them as a subscription service to its customers. As the Internet continues to develop as a communications and business tool, the Company believes that both business and home Internet users will adopt enhanced services that require additional bandwidth and web functionality. Espre intends to serve these market segments by offering video email (eViewMail) and video conferencing (eViewChat) services to ISP’s to provide them with a competitive edge and additional subscription-based revenues.

We believe that most ASP partners will require that Espre’s products are private-labeled and bundled into their existing product mix. In the collaborative software solutions market, we believe that there is a growing demand for IP-based video conferencing as a companion product offering paired with existing collaborative solutions such as desktop sharing, whiteboard solutions and audio bridging. Espre believes that the enhanced version of eViewChat, together with our video conferencing virtual private network (“VPN”) service, when released, will allow ASPs to more rapidly and effectively deploy video conferencing solutions to their existing customer base.

Espre believes the remote diagnostics and expertise market is emerging and the eViewLink application, which provides remote video communications over wireless networks, is well suited for market acceptance. During the 2004 SuperComm, which is one of the largest telecommunications industry tradeshows, eViewLink was given the award for Excellence in the Wireless Networks with no runner-up, as there were no other offerings of its kind at the show. We believe this is a strong indicator that eViewLink is unique and of the potential market opportunity for eViewLink.

Competition

Espre operates in markets that are extremely competitive and are influenced significantly by the marketing and pricing decisions of other industry members. The barriers to entry are not insurmountable in any of the markets in which the Company competes. Espre expects competition in these markets to intensify in the future. Espre competes with both enterprise and consumer IP-based video communications applications, some of which are larger, have longer operating histories, have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships in the industry than Espre. These competitors can devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with a large, installed customer base may have a significant competitive advantage over Espre. Accordingly, potential customers may not consider or evaluate Espre’s products. The Company expects to face increased competition, particularly price competition, from other technology providers. These vendors may develop products with functionality similar to Espre’s products or may provide alternative solutions. Espre’s distributors and OEMs may also compete with Espre by selling their own products, as well as by selling products purchased from ESPRE. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to develop and offer competing products.

Espre believes that to remain competitive it must invest significant resources in developing new products, enhancing current products and maintaining superior customer satisfaction. Failing to do so may cause Espre’s products to compare unfavorably with our competitors’ products, and our business could be materially adversely affected.

It is common in the video communications industry for competitors to acquire companies for the purpose of introducing new products or emerging technologies. Consequently, competitors with larger market capitalization or cash reserves than Espre will be better positioned to acquire new technology or products capable of displacing Espre’s products. If Espre fails effectively to introduce new products and enhancements on a timely basis, its business may be materially adversely affected.

Espre believes that even though bandwidth and high-speed broadband connections are widely available, the need to provide better-quality video at lower data rates remains an issue for Espre’s prospective customers. Espre’s most significant competitive advantage is Espre’s video compression technology, so that Espre must further distance itself from its competition by integrating the applications which are optimized by the Company’s Lightning Strike™ video compression technology.

The Company believes that the following elements distinguish our Lightning Strike™ CODEC key from our competitors’ offerings:

•	Faster real-time encoding than that provided by any similar CODECs
•	Higher quality video at lower bit rates
•	Our customers can deliver higher-quality video without increasing bandwidth costs
•	Compresses 30% to 50% more than competing products, resulting in smaller video file sizes
•	More detailed image quality

On a corporate basis, Espre’s competitive advantages are:

•	Our proprietary Lightning Strike™ CODEC
•	We are the provider of a complete suite of visual communication products

•	We are the first known developer of a wireless, mobile video communications solution

Research and Development

In fiscal 2006 Espre research and development will leverage its core technology base to enhance current products, complete and release products currently under development, and prototype, develop and release significant new product offerings. eViewMail is currently in production and will have a series of releases to extend functionality. eViewChat and eViewLink, both in development now, will have their first general availability release in the first quarter of fiscal 2006, with continuing updates throughout the year to provide additional functionality. Architectural goals include continuing to adapt the Company’s core components of current products using the JAVA language to form a common platform of reusable building blocks. Once complete, each application will migrate to the common platform, resulting in strategic benefit from platform enhancement and expansion. For all products, research and development will extend the types of clients supported to include additional computing platforms and a wide variety of mobile devices. To support two new products, eViewStudio and eViewProduction, research and development will first develop proof of concept applications, then develop and release initial versions of these products. eViewStudio will simplify and automate the creation of video-enabled web applications. eViewProduction will support end-to-end multimedia web production. This encompasses media creation, content archival, access security, comprehensive usage reporting, account management, global distribution, and billing. One challenge supporting these new products is to define and implement an extremely secure strategy for Digital Rights Management.

Intellectual Property

Espre protects its CODEC and all related applications by relying on trademarks, copyrights, patents, trade secret laws and confidentiality agreements. Espre views its copyright, service marks, trademarks, trade secrets, proprietary technology and intellectual property as critical to its success. Espre currently holds by purchase agreement one U.S. patent and applications pending for two U.S. patents, as follows:

Wavelet Transformation Of Dithered	Patent No. US 6,711,299B2
Quantized/Reduced Color Pixels For
Color Bit Depth Image Compression And Decompression

System and Method for Image Compression and Decompression	Application No. 09/038,562

Image Compression and Decompression Based On A Integer Wavelet Transform Using A Lifting Scheme And A Correction Method	Application No. 09/727,242

We have a trademark for “Lightening Strike.”

The Company believes that the patents that are currently issued are material to our business. While we try to ensure that the quality of the Espre brand is maintained through such measures, there can be no assurance that steps Espre has taken and continues to take to protect the Company’s proprietary rights will be adequate or that third parties will not infringe on Espre’s intellectual property. In addition, there can be no assurance that third parties will not assert infringement claims against Espre which, even if not meritorious, could result in the expenditure of substantial resources and management effort.

In its third-party software license agreements, Espre seeks to control access to and distribution of Espre’s technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use proprietary information without Espre’s authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which Espre’s services are made available through the Internet, and policing unauthorized use of Espre’s proprietary information is difficult and expensive. In addition, some of Espre’s technology is protected as a trade secret for which government registration is not available. Espre cannot be sure that the steps the Company has taken will prevent misappropriation of Espre’s proprietary information. Any misappropriation could have a material adverse effect on the Company’s business. In the future, Espre may need to go to court to either enforce Espre’s intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs, as well as the diversion of resources and management’s attention.

From time-to-time, Espre licenses from third parties technologies incorporated into some of the Company’s products and services. Espre’s only material third-party license is with Radvision, from which Espre licenses an H.323 protocol stack that is integrated into eViewChat. Although Espre continues to introduce new services that incorporate new technologies, the Company may be required to license additional technology from others. Espre cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Agreements with StreamTraX Visual Communications Technologies, Inc.

In May 2005, Espre entered into a joint venture agreement with StreamTraX Visual Communications Technologies, Inc. (formerly GreaTraX LLC and referred to in this Registration Statement as “StreamTraX”) pursuant to which SteamTraX and Espre created a joint venture partnership called StreamTraX Media Group, LLC. The agreement provides that the parties will jointly create and develop enhanced, secure internet video communications and content delivering products and services.

The intention of the joint venture is to focus on developing marketing and media distribution solutions for the entertainment motion picture industries using Espre’s proprietary video CODEC compression technology and StreamTraX’s proprietary Digital Rights Management (DRM) Solutions. The joint venture targets licensing agreements with major motion picture and other entertainment producers to deliver secure, controlled television and DVD quality video content over standard consumer-grade broadband connections. StreamTraX’s DRM Solutions provides the entertainment industry with a high level of security, financial assurance and a wide customer acceptance model. StreamTraX’s DRM Solutions uses a proprietary algorithm which can be implemented with different levels of security. The advantage of this technology is that StreamTraX’s protected files are readily available, but only if the user first pays the owners of the files being copied.

The intention of the StreamTraX Media Group, LLC, joint venture is to provide customers of both parties with security options for proprietary content, which will allow paying users access to the content while, at the same time, assuring persons pirating the material will either be unable to view the stolen content or, at the least, will be identifiable as having stolen the content.

Under the joint venture agreement, each of the parties is granted a non-transferable, non-exclusive right to market and distribute each other’s products and services in private label form, and the joint venture grants to each party the same kind of license to market and distribute its property, products, and services. Revenue is divided on the basis that the joint venture party which is directly responsible for the initiation and completion of a sale, and which accepts responsibility for ongoing support and service of a particular client, will receive a seventy-five percent (75%) share of the gross revenues of the joint venture generated from the sale, and the other party will receive twenty-five percent (25%).

In June 2005, StreamTraX executed a memorandum of understanding to provide for $15,000,000 of financing to the Company. The memorandum of understanding was superceded on September 17, 2005, by a Share Acquisition Agreement between the Company and StreamTraX. Pursuant to the Share Acquisition Agreement, StreamTraX agreed to purchase thirty percent (calculated on a fully-diluted basis) of Espre’s common stock for $15,000,000, with a $2,000,000 deposit to be made upon funding of StreamTraX’s private placement, which StreamTraX represented was then  anticipated to take place within thirty days of the execution of the Share Acquisition Agreement. Upon payment of the deposit, StreamTraX agreed to fund the balance of $13,000,000 over a thirteen-month period in 90-day increments of $2,500,000 each for four 90-day cycles and $3,000,000 for the fifth 90-day cycle, with payments to be made on the last day of each 90-day cycle. As of October 18, 2005, the Company had not received the deposit from StreamTraX. Also of that date, the Company had not been advised by StreamTraX that it had completed its private placement, but StreamTraX had advanced the Company $575,000 against the $15,000,000 which it agreed to fund upon completion of StreamTraX’s private placement.

The Share Acquisition Agreement financing provides for certain penalties should StreamTraX be late in any funding payment due the Company. Under the agreement, the Company is to provide StreamTraX with two seats on the Company’s board of directors, and Espre will be entitled to one seat on StreamTraX’s board of directors. The agreement is subject to the completion of due diligence by the parties. Further, the agreement provides that intellectual property developed at the request of the StreamTraX Media Group, LLC, joint venture shall be shared equally between the Company and StreamTraX. StreamTraX agrees to focus its marketing and distribution efforts of the parties’ technology to the entertainment industry (including the motion picture industry, radio, television, cell phone/PDA entertainment, and music videos, and to the retail display market, including malls and large consumer organizations). See Item 2, “Financial

Information—Management’s Discussion and Analysis of Financial Condition and Results of Operation” for a description of the Company’s dependence upon StreamTraX’s financing.

Government Regulation

Espre is not currently subject to direct governmental regulation other than certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, which may apply to the Company’s products. Laws and regulations specifically pertaining to the Internet are new and developing. These laws or regulations govern matters such as online content, intellectual property, user privacy, e-commerce, information security and taxation. In addition, the applicability of existing laws to the Internet is uncertain and evolving. As a result of this uncertainty, it is difficult to predict the impact, if any, that future regulation or changes in regulation may have on Espre’s operations.

Espre may be liable to third parties for any content that Espre encodes, distribute or make available on the Company’s website if that content violates a third party's intellectual property rights or violates any applicable laws, such as obscenity laws or defamation laws. Although Espre tries to mitigate this risk by seeking indemnification from its customers and suppliers, Espre may still be subject to liability if indemnification is not obtained, is contested or does not provide Espre with enough resources to cover any potential liability.

Employees

As of August 15, 2005, Espre had approximately twenty-three (23) full-time employees. Of the total employees, thirteen (13) were engineering and product development personnel, seven (7) were sales and marketing personnel, and three (3) were general and administrative personnel.

None of the Company’s employees are represented by a labor union, and Espre considers its relationship with its employees to be good. The company supplements its work force from time to time with contractors, administrative, and part-time employees.

Risk Factors

Our business is subject to numerous risks, including the following:

Risks Relating to Our Company

We Have a History of Losses and Negative Cash Flow, and We Anticipate Continuing Losses

Since our inception, we have incurred significant losses and negative cash flow from operations. As of June 30, 2005, we had an accumulated deficit of approximately $45,481,151, which included non-cash charges of $11,722,599 and $27,810,000 for acquired in-process research and development and stock-based compensation, respectively, and cash reserves of $737,112. Based on our present operating expenses and taking into account available cash reserves, our ability to continue as a going concern beyond the near future will be in doubt unless we substantially increase our cash flow from operations or receive substantial proceeds from the sale of our common stock or other financings.

During fiscal 2006 we expect to meet our working capital obligations and other cash requirements with cash derived from operations and from the proceeds of private financing. There can be no assurance, however, that we will be able to continue as a going concern, that cash from operations and the other sources described above will be achieved, that any or all of these sources will be sufficient for our operating needs, or that we will be able to achieve profitability on a consistent basis, if at all. In the event that cash flow from operations is less than anticipated and we are unable to secure additional funding, in order to preserve cash we would be required to reduce expenditures and reduce our corporate infrastructure, either of which could have a material adverse effect on our ability to continue our operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to develop new technologies or acquire strategic assets, the need for additional funding may be accelerated and there can be no assurance that any such additional funding can be obtained on terms acceptable to us, if at all.

Our Financial Results are Uncertain and are Difficult to Predict

In light of the rapidly evolving nature of our business and its limited operating history, we have very little experience forecasting our revenues and believe that the period-to-period comparisons of financial results are not necessarily meaningful. Therefore, you should not rely on period-to-period comparisons of our historical financial results as an indication of our future financial results. Moreover, our financial results may vary from period to period due to the uncertainties of our business.

We are Dependent on Key Personnel

We are dependent on certain key personnel to carry out our business plans. The loss of any of these persons would have a material adverse impact on our business. We do not believe that some of our key personnel can be replaced or, even if they can be replaced, that any replacement can be found on a timely basis or at a cost the Company can pay.

Our Success Depends on our Ability to Continue to Attract, Retain and Motivate Highly Skilled Employees

Our ability to execute our business plan and be successful depends on our ability to retain, attract, and motivate highly skilled employees. As we continue to grow, we will need to hire additional personnel in all operational areas. We may be unable to retain our key employees or find, hire, assimilate or retain other highly qualified employees in the future. If we do not succeed in retaining and motivating our current personnel and attracting new personnel, our business will be adversely affected.

We Cannot be Sure That Our Intellectual Property is Protected From the Use of Others, Including Potential Competitors

We regard much of our technology as proprietary and try to protect it by relying on trademarks, patents, trade secret laws and confidentiality agreements. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without or authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Any misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs and diversion of resources and management attention.

We currently license from third parties technologies incorporated into some of our products and services. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Third Party Infringement Claims

Our industry is characterized by a large number of patents and, consequently, is subject to allegations of patent infringement. Although we are not aware of any claim made against us for infringement of intellectual property rights, third parties may from time-to-time assert patent, copyright, trademark, and other intellectual property rights to our products and technologies domestically or overseas. A successful infringement claim against us by any third party could subject us to substantial liability for damages and litigation costs, subject as to orders restraining us from using certain intellectual property, require us to license intellectual property from a third party, require us to develop non-infringing alternatives or new intellectual property, and have us indemnify third parties under currently existing agreements or agreements which we may enter into in the future. Even if a claim of infringement is made against us and we are successful in defending such claim, we could incur substantial costs and the diversion of the time and resources of our management.

Our Industry is Highly Competitive

Our industry is highly competitive and affected by rapid change. We believe that the principal competitive factors in our business include technological innovation, pricing, customer service, service offerings and the flexibility to adapt to changing market conditions. In establishing our business strategy, we face a number of strong, firmly entrenched competitors who are currently providing similar video-based services. Many of our existing competitors have, and some future competitors may have, significantly greater financial and technical resources than we have.

We Must Keep Pace with Technological Change to Remain Competitive

Our future success depends, in large part, on our ability to use leading technologies effectively, to enhance our existing services, and to develop new services that meet changing customer needs on a timely and cost-effective basis. We are unable to predict which technological developments will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Our failure to respond in a timely and effective manner to new and evolving technologies could have a negative impact on our operating results and financial condition.

Risks Relating to Our Common Stock

Our Common Stock Price May be Volatile

The market for our common stock has experienced significant price and volume fluctuations. When we announce product improvements, new products or services, or agreements for our products or services, any such announcement could have a material impact on our stock price. These fluctuations are often unrelated to the operating performance of our Company. Any inability to meet the operating or financial expectations of securities analysts or our stockholders could also adversely affect our stock price.

Penny Stock Regulations

The Securities and Exchange Commission has adopted regulations that generally define a “penny stock” to be an equity security having a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, broker-dealers selling our common stock are subject to additional sales practices when they sell such securities to persons other than established clients and “accredited investors.” For transactions covered by these rules, a broker-dealer must first make a customer suitability determination, receive the customer’s consent to the transaction, and deliver risk disclosure documents relating to the penny stock market. Further, the broker-dealer has to disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, that fact has to be disclosed, as well as the broker-dealer’s presumed control over the market for the stock. Last, a customer must receive monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market for penny stocks. Accordingly, the “penny stock” rules may restrict trading in our common stock.

No Anticipation of Dividends

We have not paid any dividends on our common stock since inception. Further, our credit facilities and loan guarantee agreements prohibit dividend payments. Assuming we can contractually pay dividends in the future, the determination of whether to pay dividends will be made by our board of directors and will depend on the earnings, capital requirements, and operating and financial condition of the Company, among other factors. It is not anticipated that we will pay dividends in the fiscal or in the foreseeable future.

Concentration of Ownership in Officers, Directors and Principal Stockholders

Our officers, directors and principal stockholders currently beneficially own or control 63,918,991 shares, or 48.9% of our outstanding common stock. As a result, they have the ability to exert substantial influence or absolute control over all matters requiring approval of our stockholders, including the election or removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets, and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers and directors or from our other principal stockholders. For example, our directors could approve a sale or merger of the Company at a time when it might be more beneficial to other stockholders not to sell or merge the Company or to wait for a better offer. In addition, this concentration of share ownership may adversely affect the trading price for our common stock, because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.

Limited Trading Market

Our common stock is traded on the Pink Sheets. The Pink Sheets are often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of volatility for securities that trade on the Pink Sheets as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our common stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our securities. Accordingly, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our common stock improves.

Item 2. Financial Information

Selected Financial and Operating Data

The following table sets forth selected historical financial statement of operations data for the fiscal year ended September 30, 2004. The selected balance sheet data as of September 30, 2004, has been derived from the audited financial statements of Espre. The selected historical statements of operations data for the nine months ended June 30, 2005, has been derived from the unaudited financial statements of Espre. The unaudited financial statements include all adjustments, consisting of normal recurring items, which Espre considers necessary for a fair presentation of Espre’s financial position and results of operations for those periods. Operating results for the nine month period ended June 30, 2005, are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2005, or for any subsequent period.

The selected consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto. The selected statements of operations data for the period December 22, 2003, to September 30 2004, and for the nine months ended June 30, 2005, and the period December 22, 2003, to June 30, 2004, and the selected balance sheet data as of September 30, 2004, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Registration Statement on Form 10. The historical results presented below are not necessarily indicative of future results.

Statement of Operations Data	December 22, 2003 (inception) to September 30, 2004	Nine Months Ended June 30, 2005 (unaudited)	December 22, 2003 (inception) to June 30, 2004 (unaudited)

Revenue	$126,178	$85,668	$115,579
Operating expenses:
Research and development	12,409,590	1,280,357	2,340,669
Stock-based compensation	--	27,810,000	--
Sales and marketing	176,479	614,741	35,807
General and administrative	1,173,892	1,663,591	120,660
Total operating expenses	13,759,961	31,368,689	2,497,136
Loss from operations	(13,633,783)	(31,283,021)	(2,381,557)
Other income (expenses):
Interest income/(expense)	(15,453)	(152,847)	(888)
Transition Adjustment	--	(122,160)	--
Total other income (expense), net	(15,453)	(275,007)	(888)
Net loss	$(13,649,236)	$(31,558,028)	$(2,382,445)
Preferred dividend and other charges	(273,887)	(2,499,000)	--
Net loss attributable to common stockholders	(13,923,123)	(34,057,028)	(2,382,445)
Net loss per share - basic and diluted	$(0.34)	$(.31)	$(.08)
Weighted average shares used in calculating basic and diluted net loss per share	40,583,618	109,963,577	31,448,857
Balance Sheet Data Cash and cash equivalents	$80,478	$737,112	$20,703
Working capital	(2,517,367)	(2,027,640)	(2,151,252)
Total assets	349,472	1,068,094	252,267
Stockholders’ deficit	(2,268,989)	(1,766,502)	(1,939,160)

Balance Sheet Data
Cash and cash equivalents	$80,478	$737,112	$20,703
Working capital	(2,517,367)	(2,027,640)	(2,151,252)
Total assets	349,472	1,068,094	252,267
Stockholders’ deficit	(2,268,989)	(1,766,502)	(1,939,160)

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with, and is qualified in its entirety by, historical financial statements and related notes and the financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.

Overview

Espre is a technology company specializing in media collaboration solutions powered by patented video compression technology that provides television quality streaming video over the internet. We offer a suite of services which have as their platform the Company’s proprietary CODEC, “Lightning Strike.™” The Company’s service offerings include hosting, video and email distribution, consulting, encoding services and technical support. The Company’s existing business commenced in December 2003 with the organization of Espre Texas, which acquired what was then known as Viewmail Marketing System from JOD Enterprises. In August 2004, the Company acquired Wireless Peripherals, and then proceeded to acquire the Lightning Strike CODEC and related video products from Video Software Partners in September 2004.

In July 2004, we merged with Espre Texas in a transaction accounted for as a purchase. As the shareholders of Espre Texas obtained a majority ownership interest in the merged entity, the merger was accounted for as a reverse merger, with Espre Texas treated as the acquirer. The merger was deemed a recapitalization of our Company for accounting purposes, which was, prior to the merger, effectively an inactive public shell. Accordingly, the financial statements presented, and the discussion which follows, represent the historical financial statements and operating history of Espre Texas.

Until August 2005, the Company’s business strategy was to market its video products to corporations, advertising agencies, ISPs, ASPs and value added resellers. In August 2005, the Company changed its business strategy and commenced marketing its services to the same customer base. Also until approximately August 2005, the Company was engaged almost exclusively in the research and development of its products. Accordingly, until that date the Company had a very limited sales and marketing program and did not generate material revenue.

As we commenced our current operations upon the organization of Espre Texas in December 2003, no discussion is provided for any period prior to that time.

Results of Operations for the Fiscal Year Ended September 30, 2004

As we are a software development company, we earn revenues through licenses of our products, all of which utilize our proprietary technology, and from providing services. Since the organization of Espre Texas in December 2003, we have been engaged in the development of our technology. Development of software technology requires a significant outlay of cash before a viable product can be developed. Even after development of a product, more cash is required to market the product before any revenues can be realized. Accordingly, since the organization of Espre Texas, we have incurred significant losses in connection with the development of our technology, and have not realized any material revenues. Like most software companies, we have been challenged throughout our initial research and development stage with being able to obtain enough cash to fund our research, develop our products, and to sustain our Company until we are able to generate revenues. We have also been faced with the challenge of developing our technology and bringing our products and services to market rapidly in order to meet the changing business and technological climate in which we operate.

During the year ended September 30, 2004 (“Fiscal 2004”), we had total operating expenses of $13,759,961, and generated revenues of only $126,178. During Fiscal 2004, we had research and development expenses of  $12,406,297, including in-process research and development of $11,722,000 acquired with a note. For that same period, our general, administrative and selling expenses were $811,772, and our stock-based compensation aggregated $500,000.

Results of Operations for the Nine Months Ended June 30, 2005, Compared to the Nine Months Ended June 30, 2004

Our Company had revenues of $85,000 in the nine months ended June 30, 2005, compared to $115,000 in the comparable 2004 period. The difference in revenue between the two periods is not considered material by the Company, as we did not engage, during either such nine-month periods, in any sales and marketing program intended to produce material revenues on a short-term basis.

During the nine months ended June 30, 2005, we had total operating expenses of $31,368,689 compared to $2,497,136 for the nine months ended June 30, 2004, an increase of $28,871,553, primarily due to a charge for stock-based compensation of $27,810,000 during 2005. Adjusted for the non-cash charge for stock-based compensation, our operating expenses increased $1,061,553 for the nine months ended June 30, 2005 over the comparable period in 2004. Our research and development expenses decreased by $1,060,312 from $2,340,669 for the nine months ended June 30, 2004, to $1,280,357 for the comparable 2005 period, largely due to a non-cash charge of $1,926,027 for in-process research and development acquired with a note. Exclusive of the non-cash charge in 2004 for this acquired in-process research and development, the Company’s research and development expenses increased by $865,715 for the nine months ended June 30, 2005, over the comparable period in 2004, as the Company added research and development staff. Our general, administrative and selling expenses increased from $2,069,928 for the nine months ended June 30, 2004, to $2,226,023 in the comparable 2005 period substantially due to additional sales, marketing, administrative and management personnel and to pay the costs of becoming a company with publicly-traded securities.

Liquidity and Capital Resources

Espre has met its working capital requirements almost entirely from the private sale of its common stock. In Fiscal 2004 the Company had payments on stock subscription receivables of $856,868 and proceeds from the sale of stock of $434,000. Total net cash provided by financing activities was $1,345,868, and, in Fiscal 2004, the Company used $1,192,170 of net cash for operations.

At September 30, 2004, we had $80,478 of cash, compared to $20,703 of cash at June 30, 2004, and $737,112 of cash on June 30, 2005. The increase in net cash at June 30, 2005, from the June 30 and September 30, 2004, dates is attributable to proceeds of the sale of our securities. Our total current assets of $806,956 at June 30, 2005, are not representative of our customary current assets, as our current assets at that date consisted, as noted, substantially of cash, which we apply consistently to meet our operating expenses.

At June 30, 2005, we had, and continue at the time of this Registration Statement to have, a contingent repurchase obligation to Video Partners. See Item 7, “Certain Relationships and Related Transactions.” At June 30, 2005, we had a note payable of $474,929, compared to a note payable of $1,916,026 at June 30, 2004, and $1,926,525 at September 30, 2004. The decrease in note payable is attributable to the Company’s continuing payment of its purchase note obligation to Video Partners.

For the nine months ended June 30, 2005, the Company used net cash of $1,956,900 for operations and realized net cash of $2,646,759 from financing activities, primarily from the sale of the Company’s common stock and receipts on stock subscriptions receivable. For the nine months ended June 30, 2004, the Company had used net cash of $445,118 for operations and its financing activities provided net cash of $478,285.

Our current cash requirements are approximately $420,000 per month, principally for salaries, professional services, marketing and office expenses. Based on our cash flow projections, we expect that while our cash requirements will continue at the now-existing rate in the foreseeable future, we will be able to meet a portion of our cash requirements from the proceeds of agreements for our services and the sale of our products. However, we will continue to be dependent for the balance of calendar 2005, and for all or a substantial portion of calendar year 2006, on the proceeds of the private sale of our equity securities.

As we have described under Item 1, “Business—Agreements with StreamTraX Visual Communications Technologies, Inc.,” in September 2005, we entered into a Share Acquisition Agreement with StreamTraX, pursuant to which we expect to receive $15,000,000 from the sale of a thirty percent equity interest in our Company over a thirteen month period. As of October 18, 2005, we had received $575,000 on account of the proposed financing. StreamTraX’s agreement to provide us with financing is dependent, among other things, upon StreamTraX’s completing its own private offering. While we expect that such financing will proceed as agreed, there can be no assurance that we will receive funds from StreamTraX on a timely basis or in the amounts which the Share Acquisition Agreement provides, either because StreamTraX is unable to proceed with such funding or because of other circumstances not presently foreseeable.

While Espre has placed substantial reliance upon the StreamTraX financing, management continues to seek additional or alternative financing. Among other sources of financing, GPM Asset Management, LLC (“GPM”), which has already provided us with $2,000,000 of the $3,000,000 which GPM agreed to provide, will provide financing to us of $200,000 per month through May 2006. (See Item 7, “Certain Relationships and Related Transactions.” However, as with any company engaged in the development of new technology, Espre has constantly been challenged by the need to find continuing and new sources of capital to meet its operating expenses. There can be no assurance that we will continue to be successful in obtaining financing, or that we will, as we now anticipate, be able to generate significant revenues from operations in calendar 2006, in which event we may be unable to proceed with our business operations.

At September 30, 2004, we had a working capital deficit of $2,517,367 and for the nine months ended June 30, 2004, our working capital deficiency was $2,151,252.

Contractual Commitments

At September 30, 2004, we had known contractual obligations of $2,000,089, comprised entirely of current debt obligations.

Critical Accounting Policies

Our financial position, results of operations and cash flows are impacted by the accounting policies which we have adopted. A summary of our critical accounting policies follows:

Impairment of Long-Lived Assets

Equipment and intangible assets (core and product technologies) are reviewed for impairment in the fourth quarter and whenever events or circumstances indicate the carrying amount may not be recoverable.  In reviewing for impairment, the Company compares the carrying value of the assets to the estimated future cash flows expected from the use of the assets and their eventual disposition.  When the estimated future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and their carrying value.  During the period December 22, 2003 (inception) to September 30, 2004, there was no impairment.

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable.  Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred or service has been rendered, the Company’s fee is fixed or determinable, and collectibility is probable.  The revenue associated with any service component is not material and is recognized at the time of time of sale. Some video software related arrangements may include services not essential to functionality of any other element of the transaction such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.  If the arrangement includes services, previously described revenue is allocated among the services and software elements of the arrangement.  Revenue allocated to the service element is recognized as the services are performed or, if no pattern of performance is discernable, on a straight-line basis over the period the services are performed.  The Company has not reported any video revenue for which the service element is not essential to the functionally of the video software.  The Company records revenues from the sale of telecommunications services at the time of the customer usage based upon minutes of traffic processed at agreed upon contractual fees.

Off Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated affiliates in which we have financial guarantees, subordinated retained interest, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Quantitative and Qualitative Disclosures About Market Risk

Our financial instruments are limited to cash and cash equivalents. The main investment objective is the preservation of capital. We do not use derivative instruments for speculative or investment purposes. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. At September 30, 2005, the carrying value of our cash and cash equivalents approximates fair value. We may in the future obtain marketable debt and securities (principally consisting of commercial paper, corporate bonds and government securities) having a weighted average duration of one year or less. Consequently, such securities would not be subject to significant interest rate risk.

Item 3. Properties

Espre does not own any real property. The company leases approximately 7,778 square feet of space at 5700 West Plano Parkway, Suite 2600, Plano, Texas 75093, where its principal executive, administrative and engineering offices are located, at an annual rental fee of approximately $169,000. This lease expires on February 28, 2010. Management believes these facilities are all in usable condition and that these facilities are sufficient to meet Espre’s needs for the immediate future. Management also believes that the facility is adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company’s common stock by (i) each person who is known to be the beneficial owner of more than five percent of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. Unless otherwise indicated, the address of each beneficial owner is c/o Espre Solutions, Inc., 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093. The Company does not believe that any stockholders act as a "group," as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of September 15, 2005, the Company had issued and outstanding 130,470,634 shares of common stock.

	Number of Shares
Name and Address of	of Common Stock	Percentage of
Beneficial Owner	Beneficially Owned (1)	Common Stock
Michael Bokzam (2)	16,984,000 (3)	13.02%
6278 N. Federal Highway #406
Fort Lauderdale, FL 33308

Patrick Castagna (2)	13,034,000 (4)	9.99%
1515 S. Federal Highway #103
Boca Raton, FL 33432

Gideon Djerassi (2)	5,691,000 (5)	4.36%
10651 NW 19th Street
Miami, FL 33172

Pete Ianace (2)(6)	14,952,769 (7)	11.45%
5700 W. Plano Parkway #2600
Plano, TX 75093

Robert Logan (6)	3,307,734 (8)	2.53%
5700 W. Plano Parkway #2600
Plano, TX 75093

Kyle Nelson (2)(6)	4,077,353 (9)	3.12%
5700 W. Plano Parkway #2600
Plano, TX 75093

Robert Nimon	5,872,135 (10)	4.50%
5700 W. Plano Parkway #2600
Plano, TX 75093

All Offices and Directors as a Group	63,918,991	48.9%
(6 persons)
_____________

(1)	Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting power with respect to securities.

Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within sixty days of September 15, 2005, are deemed outstanding for computing the percentage of the person holding such option or warrant, but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 130,470,634 shares of common stock outstanding on September 15, 2005, and the shares issuable upon the exercise of options and warrants exercisable on or within sixty days of September 15, 2005, as described below.

(2)	Director.
(3)	Includes options currently exercisable by Mr. Bokzam for the purchase of 2,070,000 shares of common stock and 344,000 shares of common stock issuable upon conversion of preferred stock.
(4)	Includes options currently exercisable by Mr. Castagna for the purchase of 2,070,000 shares of common stock and 344,000 shares of common stock issuable upon conversion of preferred stock.
(5)	Includes options currently exercisable by Mr. Djerassi for the purchase of 2,070,000 shares of common stock.
(6)	Officer.
(7)	Includes options currently exercisable by Mr. Ianace for the purchase of 600,000 shares of common stock and 2,097,887 shares held by Mr. Ianace’s affiliate, Espre Consulting.
(8)	Includes options currently exercisable by Mr. Logan for the purchase of 300,000 shares of common stock.
(9)	Includes options currently exercisable by Mr. Nelson for the purchase of 420,000 shares of common stock.
(10)	Includes options currently exercisable by Mr. Nimon for the purchase of 400,000 shares of common stock

Item 5. Directors and Executive Officers

The directors, executive officers and key executives of Espre, and their ages as of the date hereof, are set forth below. None of such persons has been involved in any legal proceeding enumerated in Securities and Exchange Commission Regulation S-K, Item 401, within the time periods described in that regulation.

Name	Age	Position

Peter Ianace	56	Chief Executive Officer, President, and Director

Kyle A. Nelson	38	Secretary, Executive Vice President, Chief Marketing Officer and Director

Forres McGraw	46	Chief Financial Officer

Robert Logan	60	Chief Operating Officer

Robert Nimon	56	Chief Technology Officer

Michael Bokzam	32	Director

Patrick Castagna	44	Director

Gideon Djerassi	54	Director

Directors and Executive Officers

Peter Ianace, Chief Executive Officer, President and Director. Mr. Ianace has been Chief Executive Officer, President and a Director of Espre since July 2004. He served in the same capacity of Espre Texas from its organization in December 2003 until its merger with the Company in July 2004. From April 2001 to November 2003, Mr. Ianace was chief executive officer of Vianet Technologies, Inc., a company engaged in video software application and Voip services. He served as executive vice president of business development for Vianet Technologies, Inc., from June 1989 to April 2001. Mr. Ianace served as the President and Chief Executive Officer of Intellect Network Technologies from April 1995 until April 1999, where he managed the growth and integration of worldwide sales and product development and was responsible for equity capitalization and strategic relationship building and partnering. Mr. Ianace graduated from Newburgh Free Academy in 1966 and attended St. John's University from 1966-1968.

Kyle A. Nelson, Secretary, Executive Vice President, Chief Marketing Officer and Director. Mr. Nelson has been a director of Espre since December 1, 2003. From September 1996 to September 2000, Mr. Nelson was chief business development and marketing officer of Jobs.com, an employment company. From September 2000 to December 2001, Mr. Nelson was chief executive officer and founder of Careers Live!, an employment company. From December 2001 to September 2003, Mr. Nelson was chief business development and marketing officer for 8 Point Communications, a company engaged in video software to the direct marketing business.

Forres McGraw, Chief Financial Officer and Treasurer. Mr. McGraw has been the Chief Financial Officer and Treasurer of the Company since April 2005. Prior to joining Espre, he served as chief financial officer of 8 Point Communications, Inc., a video conferencing company. He was the founder, a director and the president of Nostrum Biotechnology, Inc., a start-up bio-medical company. Mr. McGraw founded and was president of International Factoring Group, Ltd., for seven years prior to forming Nostrum Biotechnology, Inc. Mr. McGraw was a partner with Donahue, McGraw & Associates, CPA’s, from 1984 to 1993. He is a graduate of Louisiana State University.

Robert Logan, Chief Operating Officer. Mr. Logan has been the Chief Operating Officer of the Company since its merger with Espre Texas in July 2004. From December 2003 to July 2004, he served in the same capacity with Espre Texas. Mr. Logan was the Chief Operating Officer of Vianet Technologies, Inc., from August 2000 until December 2003. From January 1999 until July 2000, he was Director of Sales, Systems Integration Division, ASI Business Solutions, a company which provides a network-connected print management and output consulting services. From September 1997 until December 1998, he was Chief Executive Officer and Director of Marketing of Mirus Ltd., a provider of high volume direct mail software. From January 1996 to September 1997 Mr. Logan held senior positions of Ikon Corp. He received a Bachelor of Science and Bachelor of Arts degree from Kansas State University.

Robert Nimon, Chief Technology Officer. Mr. Nimon provides Espre with a diverse 30 year technical and management background. He co-founded DNA Enterprises in 1981, serving as President for fifteen years of the firm that provided premier contract hardware/software design and development services for a variety of industries. He sold the company in 1996 and has since served as a partner in Nimon Consulting, building a portfolio of major telecommunications and software vendor clients. Before DNA, he gained software design experience in defense and process control fields.

Mr. Nimon holds patents in telecommunications, multiprocessor design, and embedded application methods. Bob is one of the leading system architects in the country, having designed process control and switching systems, interprocessor communications subsystems and large multi-rate cross-connect systems for customers such as MCI, GTE, Sprint, Intelect Communications Systems and Honeywell. The DNA experience afforded Mr. Nimon opportunities to work with the senior management of a diverse group of companies to help solve seemingly intractable problems. Through these opportunities, coupled with the demands of managing his own company consisting of a large number of software and hardware engineers, he gained experience in all areas of corporate and product development.

Mr. Nimon also has specific technical expertise in all areas required for real-time system applications, hardware/software architecture, operating system development, object design methods, and audio/video applications. He earned his Bachelor of Science degree at the University of Texas.

Michael Bokzam, Director. Mr. Bokzam was a vice president, treasurer and a director of Espre from April 2004 until February 2005, when he resigned those positions. He was re-elected as a director in September 2005. Since 2000, Mr. Bokzam has been president of Financial Freedom Home Buyers, Inc. (now Financial Freedom Business Development, Inc.), a company engaged in real estate and corporate investing. Since 1999 he has been president of Christian Venture, a company engaged in mortgage banking. In 2004, Mr. Bokzam organized PMI Partners, LLC., a company engaged in business consulting, with Patrick Castagna, who is also a director of the Company. Mr. Bokzam resigned from PMI Partners, LLC, in August 2005.

Patrick Castagna, Director. Mr. Castagna has been a private investor for the past five years. Upon the combination of the Company with Espre Texas, Mr. Castagna became the Secretary and a Director of the Company and resigned those positions in February 2005. He was re-elected a Director of the Company in August 2005. Mr. Castagna was engaged with Mr. Bokzam as a shareholder, officer and director, and as a member of several corporations and limited liability companies, including Financial Freedom Business Development, Inc., PMI Partners, LLC, and GPM.

Gideon Djerassi, Director. Mr. Djerassi has been a director of Espre since February 2005. Since 1998 Mr. Djerassi has been a vice-president of finance and a vice-president of manufacturing of Raltron Electronics Corporation, Miami, Florida. In 1992, Mr. Djerassi established Aurora Capital, Inc., a Sunrise, Florida, financing company, in which he continues to have an interest as an officer, director and shareholder. Commencing in 1978, Mr. Djerassi joined Bank Hapoalim, where he served as a branch manager, district manager, and subsequently a first vice president until 1992. Mr. Djerassi is a graduate in industrial engineering of Ben-Gurion University, of Be’er Sheva, Israel.

Board Committees

There are no committees of the Board of Directors.

Code of Ethics

The Company intends to adopt a code of ethics prior to December 31, 2005.

Item 6. Executive Compensation

The following table and notes present for the three years ended September 30, 2004, all compensation paid by the Company to all executive officers whose total compensation exceeded $100,000 in any of the years ended September 30:

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and principal position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities underlying options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Ianace, Peter	2004	16,666.66	-0-	126,975.56	-0-	600,000	-0-	-0-
President and Chief Executive Officer

Nelson, Kyle A.	2004	11,666.66	-0-	65,165.67	-0-	420,000	-0-	-0-
Executive Vice President, Secretary, Chief Marketing Officer

Logan, Robert	2004	10,000.00	-0-	51,500.00	-0-	300,000	-0-	-0-
Chief Operating Officer

Employment Agreements

In January 2004 Espre Texas entered into employment agreements with Peter Ianace, Robert Logan, Kyle Nelson, Stephen Stuart, Patrick Castagna and Michael Bokzam. The Company assumed these agreements on its merger with Espre Texas in July 2004, but the agreements were substantively voided by oral agreement between each employee and the Company, so the Company no longer has any written employment agreement with any of these persons. In February 2005, the Company orally agreed to engage Gideon Djerassi, who is also a director of the Company. See Item 7, “Certain Relationships and Related Transactions” for a description of the Company’s agreement with Mr. Djerassi.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan (the “2004 Plan”) was adopted by our board of directors and approved by our stockholders. Stock options, stock appreciation rights, or SARs, stock awards and cash awards may be granted under the 2004 Plan. Each is referred to as an award in the 2004 Plan. Options granted under the 2004 plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or “non-statutory stock options.”

The 2004 Plan is administered by the board of directors acting as a whole or by a delegated officer or officers in certain instances. Awards under the 2004 plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator, in his discretion, approves awards granted under the 2004 Plan.

Generally, if an awardee’s service to us terminates other than by reason of death, disability, retirement or for cause, vested options and SARs will remain exercisable for a period of thirty days.

The plan terminates on December 1, 2014. In the event of a termination of service of a participant or death of a participant, the award grant may provide for exercise within a reduced period. Unless otherwise determined by the administrator, awards granted under the 2004 Plan are not transferable other than by will, domestic relations order, or the laws of descent or distribution may be exercised during the awardee’s lifetime only by the awardee.

The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The term of an option may not be more than ten years from the date of grant. No option may be exercised after the expiration of its term. Any incentive stock option granted to a ten percent stockholder may not have a term of more than five years. The administrator may grant SARs alone, in addition to, or in tandem with, any other awards under the plan. An SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The excess amount will be payable on ordinary shares, in cash or in a combination thereof, as determined by the administrator. The terms and conditions of an SAR will be contained in an award agreement. The grant of an SAR may be made contingent upon the achievement of objective performance conditions.

The administrator may grant stock awards such as bonus stock, restricted stock or restricted stock units. Generally, such awards will contain vesting features such that awards will either not be delivered, or may be repurchased by us at cost, if the vesting requirements are not met. The administrator will determine the vesting and shared delivery terms.

Item 7. Certain Relationships and Related Transactions

On December 22, 2003, the founders of Espre Texas were issued 29,059,500 shares of Espre Texas common stock for no consideration. Espre Texas merged into the Company in July 2004.

On June 14, 2004, Espre Texas issued 6,261,000 shares of its common stock to Financial Freedom Home Buyers, Inc., a Florida corporation, in consideration of $434,000. Financial Freedom Home Buyers, Inc. (now called Financial Freedom Business Development, Inc.) (“FFBD”), was then wholly-owned by Messrs. Michael Bokzam and Patrick Castagna, who became officers and directors of the Company on July 26, 2004, and, at the time of the filing of this Registration Statement, are directors, but not officers, of the Company.

On July 6, 2004, Espre Texas and its then shareholders entered into a Business Combination and Investment Agreement with FFBD pursuant to which Espre Texas and its shareholders agreed to merge Espre Texas into Candeub, Fleissig & Associates, Inc., a Delaware corporation then controlled by FFBD, and FFBD agreed to invest an additional $1,066,000 in Espre over a period ending March 26, 2005. Also pursuant to the Business Combination and Investment Agreement,

Espre Texas, its shareholders, and FFBD agreed that upon completion of the business combination, the Espre Texas shareholders would own 29,059,500 shares of the Company’s common stock; Peter Ianace, who was then president of Espre Texas, would be issued 2,500,000 shares of the public company’s preferred stock; FFBD would be issued 10,210,095 shares of the public company’s common stock in exchange for 1,000,000 shares of Espre Texas common stock which FFBD had purchased from Espre Texas and 1,600,000 shares of Espre Texas common stock which FFBD had purchased from a third party. The parties also agreed that at closing of the business combination the Company would issue an additional 11,049,405 shares of common stock and 2,500,000 shares of preferred stock to FFBD in consideration of its $1,500,000 investment in the Company. The Business Combination and Investment Agreement also provided that from the date of the agreement until the first to occur of (i) the Company’s becoming a company required to file periodic reports with the Securities and Exchange Commission or (ii) two years from the date of the agreement, the prior consent of FFBD would be required for, among other things, the issuance of capital stock of the Company (excepting up to 10% of its outstanding common stock in any calendar year to employees pursuant to a stock option plan); any offering by the Company of any debt or equity offering by the Company; the sale of the Company; a change of control of the Company; a material contract of the Company; a merger or acquisition of the Company; any agreement of the Company with a broker-dealer or investment banker; any technology license, technology sale, joint venture or partnership agreement concerning the Company’s intellectual property; any forward or reverse split of the Company’s common stock; and the designation of the terms of any class or series of preferred stock. The Business Combination and Investment Agreement also gave FFBD the right to select the Company’s investment banker; a right of first refusal to provide financing to the Company; the right to review the Company’s financial records; the right to monthly financial statements of the public company; “piggyback” registration rights; co-sale rights; a right of first refusal with respect to shares of stock of the Company held by any Espre Texas shareholder; and certain other rights concerning the management and affairs of the Company.

On July 29, 2004, pursuant to the Business Combination and Investment Agreement, the Company acquired Espre Texas in a reverse merger which was accounted for as a recapitalization. In connection with the merger, the shareholders of Espre Texas received 21,690,867 shares of the Company’s common stock in exchange for all of the shares of Espre Texas then outstanding.

On September 7, 2004, FFBD subscribed for the purchase of 15,000,000 shares of the Company’s common stock for $1,000,000.

On September 10, 2004, Video Software Partners, LLC (“Video Partners”), sold its entire interest in Espre’s CODEC to Espre in consideration of $2,500,000 payable by installments due March 1, 2006. The agreement was later amended in March 1, 2005, by amending the purchase price of the intellectual property to $2,710,000, of which there was due and payable on September 1, 2005, $320,595.71. The Company’s note to Video Partners is secured by the intellectual property acquired by Video Partners. Video Partners, through a predecessor company, acquired the intellectual property sold to Espre upon foreclosure of a note payable by Vianet Technologies, Inc., to a predecessor of Video Partners. Gregory Somers, a member of Video Partners, was president and a director of Vianet; Peter Ianace was the Chief Executive

Officer of Vianet; and Robert Logan was Vianet’s Chief Operating Officer. The amendment to the purchase agreement provided that of the purchase price of $2,710,000, $200,000 had been paid, $200,000 was payable upon execution of the agreement, and the balance of $2,310,000 was payable by a promissory note, of which $1,650,000 was paid by the delivery of 2,475,000 shares of restricted common stock of Espre, which the Company is obligated to repurchase on March 11, 2006, at the purchase price for $1,650,000 if the closing sales price of the Company’s common stock on March 11, 2006, is not at least $.667 per share.

On February 1, 2005, GPM agreed to purchase 4,500,000 shares of the Company’s restricted common stock at a price of $.667 per share payable $200,000 per month for fifteen months ending April 1, 2006. As of October 1, 2005, the Company had received $2,000,000 of the amount subscribed.

In February 2005, the Company entered into a consulting agreement with GPM, a company wholly-owned by Gideon Djerassi, Patrick Castagna and Michael Bokzam, all of whom are directors of the Company. The agreement, which was memorialized on May 26, 2005, requires GPM to provide financial advisory services to the Company, including services with respect to a potential sale or merger of the Company or any business combination or other transaction pursuant to which the Company is acquired by, acquires or combines with another company. GPM is also obligated to advise the Company with respect to private institutional equity sources regarding an investment of the Company and to assist the Company in negotiating any applicable transaction. The Company paid GPM a one-time fee of 6,000,000 shares of common stock in consideration of GPM’s agreement to provide services.

In February 2005, the Company orally agreed to engage Gideon Djerassi, a director of the Company, to assist the Company in coordinating its accounting systems and control procedures, and to provide guidance for the management of its cash flow. In consideration of his services, the Company paid Djerassi Investments, Inc., an affiliate of Mr. Djerassi, 3,000,000 shares of restricted common stock of the Company and an option for the purchase of two million seventy thousand (2,070,000) shares of common stock vesting annually over a three (3) year period and exercisable at $.667 per share.

On January 1, 2004, Espre Texas entered into employment agreements with Robert Logan, Kyle A. Nelson, Patrick Castagna, Peter Ianace and Michael Bokzam. These agreements, which were assumed by the Company upon its merger with Espre Texas, were subsequently terminated with the consent of each employee.

From time-to-time Espre Consulting, a sole proprietorship owned by Mr. Ianace, has loaned the Company an aggregate of $357,033 on a non-interest bearing basis. On September 30, 2005, the outstanding principal balance of the Company’s loans from Espre Consulting was $164,243.

All common shares of Espre common stock, options, and exercise prices reported in this Item 7 and elsewhere in this Registration Statement have been adjusted for the Company’s 3:1 forward split effective May 2, 2005.

Item 8. Legal Proceedings

As of September 15, 2005, the Company had one judgment against it resulting from acquired debt in the amount of $21,780 of which a balance of $2,244 was still outstanding.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock is quoted on the Pink Sheets (www.pinksheets.com) centralized quotation service for OTC securities under the trading symbol “EPRR.OB,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange. The following table shows the high and low bid prices of our common stock on the Pink Sheets for each of the first three quarters of the fiscal year ending September 30, 2005, for each quarter of the fiscal year ended September 30, 2004, and for each quarter of the fiscal year ended September 30, 2003. Quotations from the Pink Sheets reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions.

	High Bid	Low Bid
Quarter Ended December 31, 2002	$.001	$.001
Quarter Ended March 31, 2003	$.001	$.001
Quarter Ended June 30, 2003	$.001	$.001
Quarter Ended September 30, 2003	$.001	$.001
Quarter Ended December 31, 2003	$.001	$.001
Quarter Ended March 31, 2004	$.001	$.001
Quarter Ended June 30, 2004	$.002	$.001
Quarter Ended September 30, 2004	$2.010	$.001
Quarter Ended December 31, 2004	$2.330	$1.950
Quarter Ended March 31, 2005	$3.180	$2.170
Quarter Ended June 30, 2005	$4.250	$3.000

In July 2004, we announced the merger of Espre Solutions, Inc., a Texas corporation, with and into us and in August 2004 we announced the merger of Wireless Peripherals with and into us. On May 2, 2005, our common stock was forward split on a three shares for one share basis. All quotations for any period prior to the forward split have been adjusted as if the split had been in effect for each period reported.

Dividend Policy

We have never declared any cash dividends and do not anticipate paying cash dividends in the near future. Any future determination to pay cash dividends will be at the discretion of our board of directors who will be dependent on our results of operations, financial condition, contractual restrictions and other factors that our board of directors considers relevant. We are under no contractual obligations or restrictions to declare or pay dividends to our stockholders.

Item 10. Recent Sales of Unregistered Securities

The following is a summary of transactions by the Company within the past three years involving sales of its securities that were not registered under the Securities Act.

On December 22, 2003, the founders of Espre Texas were issued 29,059,500 shares of Espre Texas common stock for no consideration. Espre Texas merged into the Company in July 2004. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On June 14, 2004, Espre Texas issued 6,261,000 shares of common stock to Financial Freedom Home Buyers, Inc., a Florida corporation, in consideration of $434,000. Financial Freedom Home Buyers, Inc. (now called Financial Freedom Business Development, Inc.) (“FFBD”), was then wholly-owned by Messrs. Michael Bokzam and Patrick Castagna, who became officers and directors of the Company on July 26, 2004, and, at the time of the filing of this Registration Statement, are directors, but not officers, of the Company. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On July 6, 2004, Espre Texas and its then shareholders entered into a Business Combination and Investment Agreement with FFBD pursuant to which Espre Texas and its shareholders agreed to merge Espre Texas into Candeub, Fleissig & Associates, Inc., a Delaware corporation then controlled by FFBD, and FFBD agreed to invest an additional $1,066,000 over a period ending March 26, 2005, bringing FFBD’s investment to $1,500,000 in Espre. Also pursuant to the Business Combination and Investment Agreement, Espre Texas, its shareholders, and FFBD agreed that upon completion of the business combination, the Espre Texas shareholders would own 29,059,500 shares of the Company’s common stock; Peter Ianace, who was then president of Espre Texas, would be issued 2,500,000 shares of the public company’s preferred stock; FFBD would be issued 10,210,095 shares of the public company’s common stock in exchange for 1,000,000 shares of Espre Texas common stock which FFBD had purchased from Espre Texas and 1,600,000 shares of Espre Texas common stock which FFBD had purchased from a third party. The parties also agreed that at closing of the business combination the Company would issue an additional 11,049,405 shares of common stock and 2,500,000 shares of preferred stock to FFBD in consideration of its $1,500,000 investment in the Company. The Business Combination and Investment Agreement also provided that from the date of the agreement until the first to occur of (i) the Company’s becoming a company required to file periodic reports with the Securities and Exchange Commission or (ii) two years from the date of the agreement, the prior consent of FFBD would be required for, among other things, the issuance of capital stock of the Company (excepting up to 10% of its outstanding common stock in any calendar year to employees pursuant to a stock option plan); any offering by the Company of any debt or equity offering by the Company; the sale of the Company; a change of control of the Company; a material contract of the Company; a merger or acquisition of the Company; any agreement of the Company with a broker-dealer or investment banker; any technology license, technology sale, joint venture or partnership agreement concerning the Company’s intellectual property; any forward or reverse split of the Company’s common stock; and the designation of the terms of any class or series of preferred stock. The Business Combination and Investment Agreement also gave FFBD the right to select the Company’s investment banker; a right of first refusal to provide financing to the Company; the right to review the Company’s financial records; the right to monthly financial statements of the public company; “piggyback” registration rights; co-sale rights; a right of first refusal with respect to shares of stock of the Company held by any Espre Texas shareholder; and certain other rights concerning the management and affairs of the Company. All of these shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On July 29, 2004, pursuant to the Business Combination and Investment Agreement, the Company acquired Espre Texas in a reverse merger which was accounted for as a recapitalization. In connection with the merger, the shareholders of Espre Texas received 21,690,867 shares of the Company’s common stock in exchange for all of the shares of Espre Texas then outstanding. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In August 2004, Wireless Peripherals was merged into the Company in exchange for 24,960,366 shares of our common stock and fully-vested options to purchase an additional 3,539,634 shares of our common stock (3,462,618 at $.02 per share and 77,016 at $.01 per share). The shares and options issued in connection with the Wireless Peripherals merger were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933.

On September 7, 2004, FFBD subscribed for the purchase of 15,000,000 shares of the Company’s common stock for $1,000,000. These shares were issued pursuant to Regulation D, Rule 504.

On September 10, 2004, Video Software Partners, LLC (“Video Partners”), sold its entire interest in Espre’s CODEC to Espre in consideration of $2,500,000 payable by installments due March 1, 2006. The agreement was later amended in March 1, 2005, by amending the purchase price of the intellectual property to $2,710,000. The amendment to the purchase agreement provided that of the purchase price of $2,710,000, $200,000 had been paid, $200,000 was payable upon execution of the agreement, and the balance of $2,310,000 was payable by a promissory note, of which $1,650,000 was paid by the delivery of 2,475,000 shares of restricted common stock of Espre. These securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On February 1, 2005, GPM agreed to purchase 4,500,000 shares of the Company’s restricted common stock at a price of $.667 per share payable $200,000 per month for fifteen months ending April 1, 2006. As of October 1, 2005, the Company had received $2,000,000 of the amount subscribed. These shares were issued pursuant to Regulation D, Rule 506, and the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In February 2005, the Company orally agreed to engage Gideon Djerassi, a director of the Company, to assist the Company in coordinating its accounting systems and control procedures, and to provide guidance for the management of its cash flow. In consideration of his services, the Company paid Djerassi  Investments, Inc., an affiliate of Mr. Djerassi, 3,000,000 shares of restricted common stock of the Company and an option for the purchase of two million seventy thousand (2,070,000) shares of common stock vesting annually over a three (3) year period and exercisable at $.667 per share. These shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Item 11. Description of Registrant’s Securities to be Registered

Our authorized capital stock consists of 180,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Nevada corporation law.

Common Stock

General. As of September 15, 2005, there were 130,470,634 shares of common stock outstanding and 698 stockholders of record.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock are entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the Board of Directors out of legally available funds.

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

This Registration Statement on Form 10 registers and pertains only to the Company’s common stock. Although none of the Company’s shares of preferred stock are issued and outstanding as of the date of this Registration Statement on Form 10, the Company provides the following description of its preferred stock.

A total of 5,000,000 shares of undesignated preferred stock is authorized, none of which are outstanding. The Company has designated all of its preferred stock Series A Preferred Stock, which has the following rights and preferences:

Dividend Preference

Commencing with the fiscal year which began January 1, 2005, holders of Series A Preferred Stock, in preference to the holders of common stock of the Company, are entitled to receive, as permitted by Nevada law, a common stock dividend of .096 shares of common stock per annum. Each share of preferred stock is payable monthly on the first day of each calendar month.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock is entitled to one vote per each share of preferred stock. Shares of preferred stock are to be voted together with the shares of common stock as a single class except as otherwise required by Nevada law.

Adverse Effects, Mergers and Other Major Decisions

Without the consent of the holders of two-thirds of the outstanding Series A Preferred Stock, the Company cannot amend the rights and preferences of the Series A Preferred Stock, cannot authorize or issue any series of preferred stock which is an aparity with or has a priority over the Series A Preferred Stock, is required for sale of all or substantially all of the Company’s assets or any merger, consolidation or share exchange, and is required for certain other major decisions of the Company.

Conversion

Each share of Series A Preferred Stock is convertible, at the option of the holder, into one share of common stock.

Registration Rights

The holders of Series A Preferred Stock have the right to require the Company to register their shares for sale in any Registration Statement of common stock other than on Forms S-4 and S-8.

Options

The Company has outstanding options for the purchase of 18,389,634 shares of the common stock of the Company at prices between $.01 and $1.33 per share, generally vesting over three years and exercisable for a period of ten years from the date of grant. Each of the options provides for “piggyback” registration rights.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Island Stock Transfer, St. Petersburg, Florida.

Item 12. Indemnification of Directors and Officers

Our Articles of Incorporation provide that no officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes. Our Bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the State of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Espre, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings.

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

—	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

—
Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

—	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

—	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Item 13. Financial Statements and Supplementary Data

See Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

3.1	Articles of Incorporation (1)
3.2	By-laws (1)
3.3	Certificate of Amendment filed August 2, 2004 (1)
3.4	Articles of Merger filed with the Nevada Secretary of State on August 6, 2004 (1)
3.5	Certificate of Merger filed with the State of Delaware on August 6, 2004 (1)
3.6	Articles of Merger filed with the Nevada Secretary of State on August 30, 2004 (1)
3.7	Articles of Merger filed with the Secretary of State of Texas on August 30, 2004 (1)
3.8	Certificate of Amendment filed on April 19, 2005 (1)
4.1	Form of stock certificate*
4.2	Certificate of Designation for the Company’s Series A Cumulative Convertible Preferred Stock filed September 23, 2004 (1)
4.3	Amendment to Certificate of Designation After Issuance of Class or Series of the Company’s Series A Cumulative Convertible Preferred Stock filed March 30, 2005 (1)
10.1	Consulting Agreement with Gideon Djerassi*

10.2	Software Purchase Agreement between Espre Consulting and JOD Enterprises dated November 19, 2003 (1)
10.3	Consulting Agreement between GPM Asset Management, LLC, and the Company*
10.4	Business Combination and Investment Agreement dated July 6, 2004 (1)
10.5	Letter agreement between the Company and Video Software Partners, LLC, dated September 1, 2004 (1)
10.6	Security Agreement between the Company and Video Software Partners, LLC, dated September 10, 2004 (1)
10.7	Non-Negotiable Promissory Note in favor of Video Software Partners, LLC, dated September 10, 2004 (1)
10.8	Amended Non-Negotiable Promissory Note in favor of Video Software Partners, LLC, dated March 2, 2005 (1)
10.9	Security Agreement between the Company and Video Software Partners, LLC, dated March 2, 2005 (1)
10.10	Joint Venture Agreement between the Company and GreaTraX LLC dated March 29, 2005 (1)
10.11	Stock Purchase Agreement between GPM Asset Management, LLC, and the Company dated May 26, 2005*
10.12	Financial Advisory Agreement between GPM Asset Management, LLC, and the Company dated May 26, 2005*
10.13	Memorandum of Understanding between the Company and StreamTraX Visual Communications Technologies, Inc., dated June 24, 2005 (1)
10.14	Share Acquisition Agreement between the Company and StreamTraX Visual Communications Technologies, Inc. dated September 17, 2005 (1)

(1)	Filed herewith.
*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ESPRE SOLUTIONS, INC.

Dated: October 18, 2005	By:	/s/ Peter Ianace
Chief Executive Officer and President

Item 13. Financial Statements

INDEX TO FINANCIAL STATEMENTS

ESPRE SOLUTIONS, INC.

Report of Independent Registered Public Accounting Firm	F-3

Balance Sheet - September 30, 2004	F-4

Statement of Operations - For the period
December 22, 2003 (inception) to September 30, 2004	F-5

Statement of Stockholders' Equity - For the period
December 22, 2003 (inception) to September 30, 2004	F-6

Statement of Cash Flows - For the period
December 22, 2003 (inception) to September 30, 2004	F-7

Notes to financial statements	F-8

ESPRE SOLUTIONS, INC

Balance Sheet - June 30, 2005 and 2004 (unaudited)	F-23

Statement of Operations - For the nine months ended June 30, 2005 and the period
December 22, 2003 (inception) to June 30, 2004 (unaudited)	F-24

Statement of Cash Flows - For the nine months ended June 30, 2005 and the
period December 22, 2003 (inception) to June 30, 2004 (unaudited)	F-25

Selected Notes to financial statements	F-26

WIRELESS PERIPHERALS, INC

Report of Independent Certified Public Accountants	F-28

Balance Sheet - June 30, 2004 (unaudited), December 31, 2003 and 2002	F-29

Statement of Operations - For the six month period ended June 30, 2004
(unaudited), for the year ended December 31, 2003, the period April 3, 2002
(inception) to December 31, 2002	F-30

Statement of Stockholders' Deficit - For the six month period ended June 30,
2004 (unaudited), for the year ended December 31, 2003, the period April 3,
2002 (inception) to December 31, 2002	F-31

Statement of Cash Flows - For the six month period ended June 30, 2004
(unaudited), for the year ended December 31, 2003, the period
April 3, 2002 (inception) to December 31, 2002	F-32

Notes to financial statements	F-33

ESPRE SOLUTIONS, INC

Pro forma condensed combined statement of operations for the period
October 1, 2003 to September 30, 2004 (unaudited)	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Espre Solutions, Inc.

We have audited the accompanying balance sheet of Espre Solutions, Inc. as of September 30, 2004 and the related statements of operations, stockholders' deficit and cash flows for the period December 22, 2003 (inception) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espre Solutions, Inc. as of September 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the period December 22, 2003 (inception) to September 30, 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3, the Company has sustained substantial losses for the period December 22, 2003 (inception) to September 30, 2004 and has stockholders’ deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sweeney, Gates & Co.

July 21, 2005
Fort Lauderdale, Florida

ESPRE SOLUTIONS, INC. BALANCE SHEET
September 30, 2004

ASSETS
Current assets:

Cash	$80,478
Accounts receivable	3,000
Prepaid expenses	17,616

Total current assets	101,094

Equipment, less accumulated depreciation	78,628

Intangible assets, less accumulated amortization	161,233

Other assets	8,517

Total Assets	$349,472

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Note payable	$2,000,089
Accounts payable and accrued expenses	618,371

Total current liabilities	2,618,460

Stockholders’ deficit:
Preferred stock (Series A), par value $.001
authorized 5,000,000, issued 5,000,000
liquidation value $1,000,000	5,000
Common stock, $.001 par value; authorized
185,000,000 shares; and 96,971,733 shares
shares issued and outstanding	96,971
Additional paid-in capital	12,487,409
Less stock subscriptions receivable	(1,209,132)
Retained deficit	(13,649,236)

Total stockholders’ deficit	(2,268,988)

Total liabilities and stockholders' deficit	$349,472

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC. STATEMENT OF OPERATIONS For the period December 22, 2003 (inception) to September 30, 2004

Revenue	$126,178

Selling, general and administrative expenses:
In-process research and development	11,722,599
General, administrative and selling expenses	811,772
Product development and consulting	683,698
Stock based compensation	500,000
Amortization and depreciation	41,892

Total operating expenses	13,759,961

Loss from operations	(13,633,783)

Interest expense	15,453

Net loss	$(13,649,236)

Preferred stock dividend and other charges	(273,887)

Net loss applicable to common shareholders:	(13,923,123)

Net loss per common share:
Basic and diluted:	$(0.34)

Weighted average shares outstanding,
basic and diluted	40,583,618

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
For the period December 22, 2003 (inception) to September 30, 2004

	Preferred Stock		Common Stock		Additional	Stock
	Number of	Par	Number of	Par	paid-in	Subscriptions	Retained
	Shares	Value	Shares	Value	Capital	Receivable	(deficit)	Total

Balance, December 22, 2003	-	$-	29,059,500	$29,060	$(29,060)	$-	$-	$-

Issuance of common stock	-	-	6,261,000	6,261	427,739	-	-	434,000

Reorganization	2,500,000	2,500	21,690,867	21,690	1,315,697	(1,066,000)	-	273,887

Stock based compensation	2,500,000	2,500	-	-	497,500	-	-	500,000

Private placement	-	-	15,000,000	15,000	985,000	(1,000,000)	-	-

Acquisition of Wireless Peripherals	-	-	24,960,366	24,960	9,564,420	-	-	9,589,380

Payments on subscription receivable	-	-	-	-	-	856,868	-	856,868

Preferred dividends and other charges	-	-	-	-	(273,887)	-	-	(273,887)

Net loss	-	-	-	-	-	-	(13,649,236)	(13,649,236)

Balance, September 30, 2004	5,000,000	$5,000	96,971,733	$96,971	$12,487,409	$(1,209,132)	$(13,649,236)	$(2,268,988)

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For the period December 22, 2003 (inception) to September 30, 2004

Cash flows used for operating activities:
Net loss	$(13,649,236)

Adjustments to reconcile net loss to net
cash provided by (used for) operating activities:
In-process research and development	11,722,599
Stock based compensation	500,000
Amortization and depreciation	41,892
Changes in assets and liabilities:
Accounts receivable	(3,000)
Prepaid expenses	(17,616)
Other assets	(8,517)
Accounts payable and accrued expenses	221,707

Total adjustments	12,457,065

Net cash used for operations	(1,192,171)

Net cash used for investing activities:
Purchase of equipment	(73,219)

Net cash used for investing activities	(73,219)

Cash flows provided by (used for) financing activities:
Proceeds from notes payable and advances	65,000
Payments on long term debt	(10,000)
Proceeds from sale of stock	434,000
Payments on stock subscription receivable	856,868

Net cash provided by financing activities	1,345,868

Net increase in cash, end of period	$80,478

Supplemental disclosures of cash flow information:
Cash paid for interest	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of Wireless for stock and options and assumption of liabilities	$9,589,380
Acquisition of intangible assets for debt	$1,926,525

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

Business

Espre Solutions, Inc. (Espre or the Company) is a Dallas, Texas based technology Company, specializing in media collaboration solutions powered by patented video compression technology that provides TV-quality streaming video over the internet.

The products and services provided by the Company are all the direct result of three transactions. The first was the purchase of the software, ViewMail Marketing System, renamed eViewMail. eViewMail gives users a total video messaging and personal Video On Demand application designed to create and send video email utilizing a different technology that previously available. eViewMail was marketable at the time of acquisition and produced revenue during the period ending September 30, 2004.

The acquisition of Wireless Peripherals, Inc. (Wireless) and its “Sight Link” hardware and software, renamed eViewLink will produce, upon completion of the technology and integration with the third acquisition, eViewChat, a personal digital assistant which allows remote hands-free wireless audio and video communications. These personal digital assistants commenced beta testing in the spring of 2005.

The third purchased research and development was Lightning Strike™ CODEC and the related video concepts, Video Interactive, renamed eViewChat. The Company’s core technology, CODEC, refers to two proprietary processes which allow video content transmission and viewing via the internet. The initial process dramatically compresses the video images sufficiently to allow transmission over the internet. After receipt of a compressed video image, the next process, decompression, allows the recipient to view the video with no apparent loss of content or acuity. As a result of the efficiency of the CODEC, eViewLink will provide an internet protocol based full-motion video with full-duplex audio communication over a wireless connection.

Basis of presentation

On July 29, 2004, Espre merged with Candeub Fleissing and Associates, Inc., (“Candeub”) in a transaction accounted for as a purchase. As the shareholders of Espre obtained a majority ownership interest in the merged entity, the merger was accounted for as a reverse merger with the Company treated as the acquirer. The merger was a recapitalization for accounting purposes as Candeub was effectively an inactive public shell at the time of the merger. Accordingly, the financial statements presented are the historical financial statements of Espre.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

1. BUSINESS AND BASIS OF PRESENTATION (Continued)

Basis of presentation (Continued)

On March 22, 2005, the Board of Directors authorized a three-for-one split of the Company’s common stock, effected by a distribution on May 2, 2005 of two shares for each one share held of record at the close of business on April 30, 2005. The capital stock accounts, share data and per share data are presented as if the stock split occurred prior to the year included in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equipment

Equipment is recorded at cost. The Company provides depreciation, for financial reporting purposes over the estimated useful lives using the straight-line method.

Intangible assets

The Company records intangible assets, consisting of core and product technologies at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective asset, generally four years, using the straight-line method.

Impairment of Long-Lived Assets

Equipment and intangible assets (core and product technologies) are reviewed for impairment in the fourth quarter and whenever events or circumstances indicate the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the estimated future cash flows expected from the use of the assets and their eventual disposition. When the estimated future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and their carrying value. During the period December 22, 2003 (inception) to September 30, 2004 there was no impairment.

Revenue recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the Company’s fee is fixed or determinable, and collectibility is probable. The revenue associated with any service component is not material and is recognized at the time of time of sale. If the arrangement includes services, previously

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

described revenue is allocated among the services and software elements of the arrangement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Based on the weight of available evidence, both positive and negative, a valuation allowance to fully provide for the net deferred tax assets has been recorded since it is more likely than not that the deferred tax assets will not be realized.

Net loss per share

Net loss per share is determined by dividing net loss by the weighted average common shares outstanding. The Company accounts for earnings or loss per share by presenting basic earnings or loss per share including only outstanding common stock and diluted earnings per share including the effect of dilutive common stock equivalents. The Company’s basic and diluted earnings per share are the same, as the Company’s common stock equivalents are anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company’s financial instruments, primarily consisting of cash, accounts receivable, accounts payable, and long-term debt, approximate fair value due to their short-term nature or interest rates that approximate market.

Recent Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements".

The remaining provisions of this Statement are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This Statement was effective for financial instruments entered into or modified after May 31, 2003. The adoption of this statement did not have any impact on the Company’s financial position or the results of its operations.

In December 2003, the issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), rescinded the accounting guidance contained in SAB 101, “Revenue Recognition in Financial Statements,” and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company’s adoption of SAB 104 did not have any impact on its financial statements.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements (Continued)

In March 2004, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”(“EITF 03-1”), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company’s adoption of the requirements did not have a significant impact on the Company’s disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock” (“EITF 02-14”) EITF 002-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company’s financial statements.

On December 16, 2004, the FASB issued Statement No. 123R, “Share-Based Payment” which requires companies to record compensation expense for stock options issued to employees at an amount determined by the fair value of the options. SFAS No. 123R is effective for interim or annual periods beginning after June 15, 2005.

As such, effective with the Company’s fiscal quarter ending December 31, 2005, SFAS No 123R will eliminate the Company’s ability to account for stock options using the method permitted under APB 25 and instead require us to recognize compensation expense should the Company issue options to its employees or non-employee directors. The Company is in the process of evaluating the impact adoption of SFAS No. 123R will have on the consolidated financial statements.

SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"), was issued in December 2004. APB Opinion No. 29, Accounting for Nonmonetary Transactions ("APB 29"), provides the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary exchanges occurring on or after July 1, 2005. The adoption of this standard does not have an effect on the Company’s financial statements.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

3. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company sustained substantial losses for the period December 22, 2003 (inception) to September 30, 2004 and has a stockholders’ deficit and certain debt was in default at September 30, 2004. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to achieve profitability and to generate cash either from operations or financing. Management’s plan is as follows:

•
Utilize its’ core and product technologies to develop competitive advantages, update and improve its video technology through integration with standard video protocols, improve the performance of its solutions by refining its CODEC and develop new solutions for emerging markets.

•
Engage in partnerships with firms in various industries to enhance customer acquisition, retention and satisfaction by either replacing existing communications mediums while reducing the cost of delivery or providing new competitive advantages.

•
Establish independent sales agreements with representatives to sell its products and services. The Company will actively pursue the engagement of additional independent sales representatives that can distribute the Company’s existing video products and services both domestically and internationally.

•	Obtain additional financing. Subsequent to year end, the Company received over four million dollar capital commitments.

There is no assurance that the Company will achieve profitability or be able to generate cash flows from either operations or from debt or equity financings. The financial statements do not include any adjustments that might result form the outcome of these uncertainties.

4. ACQUISITIONS

During the period ending September 30, 2004, the Company entered into three acquisitions as follows:

The ViewMail Marketing System was acquired in exchange for a maximum royalty of $200,000 payable from future sales and due by November 30, 2005. The liability was recorded upon the execution of the software purchase agreement on December 22, 2003.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

4. ACQUISITIONS (Continued)

The second transaction was the purchase of Wireless Peripherals, Inc. for stock on August 26, 2004. See below for more details.

The third transaction was the purchase of the Lightning Strike™ CODEC and related video products, Video Interactive and Video Messenger on September 1, 2004, in exchange for $50,000 in cash and a note payable of $2,450,000. See notes 7 and 12.

On August 26, 2004, the Company purchased Wireless, a Texas corporation. As of the date of the transaction, the shareholders of Wireless exchanged all of their outstanding stock for 24,960,366 shares of Espre common stock and fully-vested ten-year options to acquire an additional 3,539,634 shares at $0.02 per share. The fair value of the securities was $9,589,380 based upon market price on the date of the transaction. The options were valued using the Black Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.58%
Dividend yield	0%
Expected volatility	200%
Expected life	5 years

The purchase price was allocated as follows:

Assets and liabilities acquired:

Assets:
In-process research and development	$9,758,835
Equipment	8,534

Total assets	9,767,369

Less: Liabilities assumed	(177,989)

Net assets acquired	$9,589,380

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

4. ACQUISITIONS (Continued)

The following summary, prepared on an unaudited proforma basis, reflects the condensed results of operation for the year ended September 30, 2004, assuming Wireless had been acquired at the beginning of the period:

Proforma Combined For the period October 1, 2003 to September 30, 2004
Net revenue	$135,136)
Net loss	$(13,706,657)

Net loss per common share:
Basic and diluted:	$(0.21)

Weighted average shares outstanding	66,350,741

5. EQUIPMENT

Equipment consisted of the following at September 30, 2004:

		Lives

Computer equipment	$55,907	7 years
Office furniture and equipment	25,846	5 years
	81,753
Less accumulated depreciation	(3,125)

	$78,628

Depreciation expense for the period ended September 30, 2004, was $3,125.

6. INTANGIBLE ASSETS

Intangible assets consisted of the following core and product technologies at September 30, 2004:

	Amortization Period	Cost	Accumulated Amortization	Net
eViewMail software	4 years	$200,000	$38,767	$161,233

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

6. INTANGIBLE ASSETS (Continued)

The following is a schedule of future amortization for the Company’s intangible assets as of September 30:

Year	Amount
2005	$50,000
2006	50,000
2007	50,000
2008	11,233

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable, and accrued expenses consisted of the following at September 30, 2004:

Accounts payable trade	$256,507
Royalty payable-eViewMail acquisition	200,000
Accrued expenses	74,464
Accrued payroll and payroll taxes	87,400
$618,371

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

8. NOTES PAYABLE

Notes payable consisted of the following at September 30, 2004:

Note payable to an unrelated company, 10% (imputed interest through maturity, March 1, 2007 of $543,973), with principal and interest payments due as follows: $350,000 on September 30, 2004, $150,000 due on December 1, 2004 and March 1, 2005, $200,000 due on June 1, 2005, $100,000 due on September 1, 2005, 250,000 due December 1, 2005 and quarterly for the next five quarters through March 1, 2007. Secured by certain software products. At year end, the note was in default; however, on March 2, 2005 the note was amended, see note 14 .
$ 1,926,525
Note payable to an individual, at 10%, original balance $35,000 due November 1, 2004, secured by assets of the corporation, and personally guaranteed by the President. At year end, the note was in default.	25,000
Note payable to an individual, at 10%, original balance $30,000, due September 30, 2004, unsecured. At year end, the note was in default. (On February 22, 2005, this debt was satisfied with the issuance of 60,000 shares of common stock.)	30,000
Note payable to an individual, at 10.0% (imputed interest through June 30, 2005 of $1,436) unsecured note payable due upon the Company obtaining cumulative investment of $500,000. At year end, the note was in default. (On June 30, 2005, the note was paid in full.)	18,564
$ 2,000,089

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

9. STOCKHOLDERS’ EQUITY

Series A Cumulative Convertible Preferred Stock

On September 20, 2004, the Board of Directors created a Series A Cumulative Convertible Preferred Stock (“Series A Preferred”), 5,000,000 shares at $.001 per share.

The Series A Preferred shares are directly or indirectly convertible into or exchangeable for additional shares of common stock. The conversion rate is three shares of common stock for each share of Series A Preferred. In the event of liquidation of the Company, the liquidation value, as of any date, is an amount equal to $.20 per share of Series A Preferred plus an amount equal to all dividends (whether or not declared) accrued and unpaid to the date of liquidation.

In connection with the acquisition of Espre, the Company’s President was awarded 2,500,000 Series A Preferred stock. The Company recorded compensation totaling $500,000 or $.20 per share an amount equal to the liquidation price of the stock. The remaining 2,500,000 Series A Preferred stock were issued to Financial Freedom Business Development, Inc. (FFBD) in connection with a private placement simultaneously occurring with the reorganization.

The holders of the Series A Preferred are entitled to elect one or more of the Board of Directors. The consent of not less that 66-2/3 of the outstanding Series A Preferred shares is necessary for the Company to sell all or substantially all of the Company assets or effect any merger, consolidation or any transaction resulting in the acquisition of a majority of the then outstanding voting stock of the Company by another entity. Additionally, the consent of not less than 66-2/3 of the outstanding Series A Preferred shares is necessary for the Company to approve any major decision of the Company.

The Company is obligated to pay a dividend of 0.288 shares of Common Stock per annum for each share of Preferred Stock commencing January 1, 2005. If the Company is in arrears in payment of dividends to the Series A Preferred shareholders, the Company will not declare or pay dividends or make any other dividends.

If the Company proposes to register any of its securities or the securities of its shareholders, the holders of Series A Preferred have piggyback rights for the registration of the underlying common stock.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

9. STOCKHOLDERS’ EQUITY (Continued)

Beneficial Conversion Feature of Preferred Stock

In accordance with EITF 98-5 and 00-27, the value of the beneficial conversion feature of the preferred stock gives the preferred stock holders the ability to convert their preferred shares into common stock at a price per share that was less than the trading price available to the public on the day the preferred shares were issued. The beneficial value is calculated based on the market price of the common stock at the commitment date which was in excess of the conversion rate of the preferred stock. The charge was recorded as a preferred stock dividend and an addition to additional paid in capital.

Common stock

On December 22, 2003, founders of the Company were issued, for no consideration, 29,059,500 shares of common stock.

On June 14, 2004, the Company sold 2,087,000 shares of common stock to FFBD for $434,000.

On July 6, 2004, the Company entered into a contract with FFBD, a merchant banking firm, and significant shareholder of the Company to provide capital and strategic investment banking advice. In connection with this agreement, the Company merged with Candeub and FFBD subscribed to purchase 14,998,500 additional shares of common stock for $1,066,000.

On July 29, 2004, Espre Solutions, Inc., was acquired by Candeub, in a reverse merger, which was accounted for as a recapitalization in accordance with to APB 16 whereby the stockholders of Espre received 21,690,867 common shares of Candeub in exchange for their 32,911,500 shares of Espre. At the same time, Candeub changed its name to Espre Solutions, Inc. and emerged as the surviving Corporation.

As reflected in the Statement of Stockholders’ Deficit, the Company recorded the merger with the public shell at zero, since at the time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of Espre were recorded at their net book value at the date of the merger.

On September 7, 2004, FFBD subscribed to purchase 15,000,000 shares of common stock for $1,000,000.

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

9.  STOCKHOLDERS’ EQUITY  (Continued)

Common stock (Continued)

At September 30, 2004, the subscriptions receivable balance was $1,209,132. This was paid subsequent to year end.

10. INCOME TAXES

The Company had available at September 30, 2004, net operating loss carryforwards for federal tax purposes of approximately $13,649,000 that could be applied against taxable income in subsequent years through September 30, 2019. The tax effect of the net operating loss is approximately $4,641,000.

The Company reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount to the deferred asset as the realization of the deferred tax asset is uncertain. Deferred tax assets are as follows:

Net operating losses	$4,641,000
Stock based compensation	(170,000)
Depreciation and amortization	8,000
4,479,000
Less valuation allowance	(4,479,000)
Net deferred tax asset	$-

Reconciliation of the differences between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the year ended September 30, 2004 was as follows:

Income tax loss at federal statutory rate	(34.00%)
Valuation allowance	(34.00%)
Provision for income taxes	-%

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

11. STOCK OPTIONS

Transactions and other information relating to options are summarized as follows:

	Outstanding Stock Options		Exercisable Stock Options
	Shares	Weighted average exercise price	Shares	Weighted

Outstanding at December 22, 2003	-	$-	-	$-
Issued in connection with Wireless transaction	3,539,634	$0.02	3,539,634	$0.02
Granted during the period	14,550,000	$0.42	-	$-

Outstanding at September 30, 2004	18,089,634	$0.34	3,539,634	$0.02

Pro forma Disclosure

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”. Accordingly, no compensation cost has been recognized for its fixed stock option plans with respect to its employees. Had compensation cost for the Company’s fixed-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company’s pro forma net loss, and pro forma net loss per share would have been as indicated below:

Net loss, as reported	$(13,649,236)

Add: stock- based employee compensation
Expense related to stock options
determined under fair market value	$(324,403)

Net loss, pro forma	$(13,973,639)

Net loss per common share:
As reported, basic and dilutive
Net loss, as reported	$(.34)

Net loss, pro forma	$(.34)

ESPRE SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

11. STOCK OPTIONS (Continued)

Pro forma Disclosure (Continued)

For purposes of the preceding pro forma disclosures, the weighed average fair value of each option has been approximated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004; no dividend yield, volatility of 200%, risk free interest rate of 3.47%, and an expected term of five years.

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities for approximately $15,200 per month. Rent expense incurred by the Company for the period ended September 30, 2004 was $19,517. The following is a schedule of future minimum lease payments for operating leases as of September 30:

Year	Amount
2005	$143,802
2006	152,319
2007	176,068
2008	182,783
2009	182,783
Thereafter	76,160

13. SUBSEQUENT EVENTS

On March 2, 2005, the Company amended its $1,926,525 promissory note payable. The Company paid $200,000 on March 2, 2005. Additionally, the Company will pay $660,000 in twelve monthly installments of $55,000 commencing April 1, 2005 and the balance is to be paid through issuance of 2,475,000 shares of Espre common stock on March 11, 2005. The Company agreed if the closing price of the Company’s stock falls below $0.67 per share (the “Strike Price”) that the Company will repurchase the shares at the Strike Price. The noteholder’s sale of the common stock issued is subject to registration of the securities and is restricted until March 11, 2006.

On February 1, 2005, the Company received a commitment of the sale of 1,500,000 shares of common stock to be paid over fifteen months commencing February 2005.

On June 13, 2005, the Company sold, in a private placement, 1,791,045 shares of common stock for $1,200,000 all of which was paid.

ESPRE SOLUTIONS, INC.
BALANCE SHEETS

	June 30,
	(unaudited)
	2005	2004

ASSETS

Current assets:
Cash	$737,112	$20,703
Accounts receivable	26,473	17,000
Prepaid expenses	43,371	2,472

Total current assets	806,956	40,175

Equipment, less accumulated depreciation	97,044	12,092
Intangible assets, less accumulated amortization	123,733	200,000
Other assets	40,361	-

Total assets	$1,068,094	$252,267

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Note payable	$499,929	$1,951,027
Accounts payable and accrued expenses	782,793	240,400
Contingent repurchase obligation	1,551,874	-

Total current liabilities	2,834,596	2,191,427

Stockholders’ deficit:
Preferred stock (Series A), par value $.001
authorized 5,000,000, issued -0-	-	-
Common stock, $.001 par value; authorized
185,000,000 shares	118,433	11,773
Additional paid-in capital	44,807,484	431,512
Less stock subscriptions receivable	(1,211,268)	-
Retained deficit	(45,481,151)	(2,382,445)

Total stockholders’ deficit	(1,766,502)	(1,939,160)

Total liabilities and stockholders' deficit	$1,068,094	$252,267

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC.
STATEMENTS OF OPERATIONS
	Nine months ended June 30,
	(unaudited)
	2005	2004

Revenues	$85,668	$115,579

Selling, general and administrative expenses:
Research and development	1,280,357	2,340,669
General, administrative and selling expenses	2,226,023	156,095
Stock-based compensation	27,810,000	-
Amortization and depreciation	52,309	372

Total operating expenses	31,368,689	2,497,136

Loss from operations	(31,283,021)	(2,381,557)

Other expenses:
Interest expense	(152,847)	(888)
Transition adjustment	(122,160)	-
Total other expenses	(275,007)	(888)

Net loss	(31,558,028)	(2,382,445)

Preferred stock dividend and other charges	(2,499,000)	-

Net loss applicable to common shareholders	$(34,057,028)	$(2,382,445)

Net loss per share applicable to common shareholders
Basic and diluted	$0.31	$0.08

Weighted average shares outstanding,
basic and diluted	109,963,577	31,448,857

The accompanying notes are an
integral part of these financial statements

ESPRE SOLUTIONS, INC.
STATEMENT OF CASH FLOWS

	(unaudited)
	June 30,
	2005	2004
Cash flows used for operating activities:
Net loss	$(31,558,028)	$(2,382,445)
Adjustments to reconcile net loss to net
cash provided by (used for) operating activities:
In-process research and development	-	1,916,026
Stock based compensation	27,810,000	-
Amortization and depreciation	52,309	372
Transition adjustment	122,160	-
Changes in assets and liabilities:
Accounts receivable	(23,473)	(17,000)
Prepaid expenses	(25,755)	(2,472)
Other assets	(31,845)
Accounts payable and accrued expenses	1,697,732	40,401

Total adjustments	29,601,128	1,937,327

Net cash used for operations	(1,956,900)	(445,118)

Net cash used for investing activities:
Purchase of equipment	(33,225)	(12,464)

Net cash used for investing activities	(33,225)	(12,464)

Cash flows from (used for) financing activities:
Proceeds from notes payable and advances	(1,481,596)	35,000
Proceeds from sale of stock	4,130,490	443,285
Payments on stock subscription receivable	(2,135)

Net cash provided by financing activities	2,646,759	478,285

Net increase in cash, end of period	$656,634	$20,703

Cash balance at beginning	80,478	-

Cash balance at end	$737,112	$20,703

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of in-process research and development for debt	$-	$1,916,027

The accompanying notes are an
integral part of these financial statements

Espre Solutions, Inc
Selected notes to financial statements
June 30, 2005 and 2004
(unaudited)

1.
Basis of presentation - These financial statements have been prepared by the Company, without audit, in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the amount shown reflects all adjustments necessary to present the financial position and results of operations for the period presented. All such adjustments are of a normal recurring nature. It is suggested that the financial statements be read in conjunction with the financial statements and notes included in the Company’s audited financial statements for the year ended September 30, 2004.

2.	Note payable, Contingent Repurchase Obligation and Transition adjustment - On March 2, 2005, the Company amended its $1,926,525 note payable as follows:

•	The Company paid $200,000 on March 2, 2005
•	Additionally, the Company agreed to pay $660,000 in twelve monthly installments of $55,000, commencing April 1, 2005. The balance of the note as of June 30, 2005, net of imputed interest was $499,929.
•
The balance was paid through the issuance of 2,475,000 shares of Espre common stock on March 11, 2005. A contingent repurchase obligation becomes effective if the closing price of the Company’s stock falls below $0.67 per share (the “Strike Price”). At that time, the Company is obligated to repurchase the shares at the Strike Price. Therefore, the obligation has been classified as a liability in accordance with FASB 150. The note holder’s sale of the common stock issued is subject to registration of the securities and is restricted until March 11, 2006. The balance of the obligation at June 30, 2005, was $1,551,874, net of imputed interest and transition adjustment.

•
In connection with this transaction, the Company charged to expense a transaction adjustment of $122,160. The adjustment is the difference between the recorded amount and the fair value of the shares supporting the note as of March 2, 2005.

3.	Accounts payable and accrued expenses:

Accounts payable and accrued expenses	$318,627
Payroll taxes payable	138,132
Due to Espre Consulting	136,033
Due to JOD Enterprises, Inc.	190,000

Total Accounts payable and accrued expenses	$782,792

4.
Series A Cumulative Convertible Preferred Stock - On September 20, 2004, the Board of Directors created a Series A Cumulative Convertible Preferred Stock (“Series A Preferred”), 5,000,000 shares at $.001 per share.

The Series A Preferred shares are directly or indirectly convertible into or exchangeable for additional shares of common stock. The conversion rate is three shares of common stock for each share of Series A Preferred.

The Company is obligated to pay a dividend of 0.288 shares of Common Stock per annum for each share of Series A Preferred commencing January 1, 2005.

On May 31, 2005, the Series A preferred stock holders exchanged all their shares and accrued dividends for shares of common stock of the Company. Upon conversion, the Company issued 15,000,000 shares of common stock for the preferred shares and 595,000 shares for the dividends payable. The dividends payable were valued at the market value of the common stock on the dates of dividend declaration on March 31, 2005 and May 31, 2005 and the Company recorded a preferred stock dividend in the amount of $2,499,000.

4. Stock Based Compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”. Accordingly, no compensation cost has been recognized for its fixed stock options with respect to its employees. Had compensation cost for the Company’s fixed-based compensation been determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company’s pro forma net loss, and pro forma net loss per share would have been as indicated below:

	Nine Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
Net loss applicable
to common shareholders	$(34,057,028)	$(2,382,445)

Add: stock- based employee
compensation expense
related to stock options
determined under fair
market value	$(6,307,823)	$-

Net loss, pro forma	$(40,364,851)	$(2,382,445)

Net loss per common share:
As reported, basic
and dilutive

Net loss, as reported	$(.31)	$(0.08)

Net loss, pro forma	$(.37)	$(0.08)

For purposes of the preceding pro forma disclosures, the weighed average fair value of each option has been approximated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004; no dividend yield, volatility of 108%, risk free interest rate of 3.57%, and an expected term of five years.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors
Wireless Peripherals, Inc.

We have audited the accompanying balance sheet of Wireless Peripherals, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2003 and for the period April 3, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Peripherals, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2003 and for the period April 3, 2002 (inception) to December 31, 2002, in conformity with United States generally accepted accounting principles.

Sweeney, Gates & Co.

September 23, 2005
Fort Lauderdale, Florida

WIRELESS PERIPHERALS, INC.
BALANCE SHEETS

	June 30,	December 31,
ASSETS	2004	2003	2002
	(unaudited)

CURRENT ASSETS
Cash	$1,392	$2,509	$4,717
TOTAL CURRENT ASSETS	1,392	2,509	4,717

Equipment, less accumulated depreciation	7,771	10,135	1,192

TOTAL ASSETS	$9,163	$12,644	$5,909

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:

Note payable	$250,000	$250,000	$-
Accounts payable	90,102	78,073	-
Advances payable to related parties	36,000	36,000	15,500
Accrued taxes	5,399	5,399	-

TOTAL CURRENT LIABILITIES	381,501	369,472	15,500

STOCKHOLDERS' DEFICIT:

Preferred stock, $0.01 par value;
5,000,000 shares authorized;
317,619 shares issued and outstanding	3,176	3,176	-
Common stock, $0.01 par value;
authorized 10,000,000 shares;
200,000 issued and outstanding December 31, 2002,
2,190,000 shares issued and outstanding December 31, 2003,
and June 30, 2004	21,900	21,900	2,000
Additional paid-in capital	264,724	264,724	(2,000)
Retained deficit	(662,138)	(646,628)	(9,591)

TOTAL STOCKHOLDERS' DEFICIT	(372,338)	(356,828)	$(9,591)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$9,163	$12,644	$5,909

The accompanying notes are an
integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENTS OF OPERATIONS

	Six months ended June 30, 2004	Year ended December 31, 2003	April 3, 2002 (inception) to December 31, 2002
	(unaudited)

Sales	$9,305	$24,285	$-

Cost of goods sold	4,869	38,824	-

Gross profit	4,436	(14,539)	-

EXPENSES:

Selling, general and administrative expenses	9,626	470,973	18,271
Research and development expenses	2,820	145,630	13,320

Total expenses	12,446	616,603	31,591

Loss from operations	(8,010)	(631,142)	(31,591)

Other income and expense:

Consulting income	-	-	22,000
Interest expense	(7,500)	(5,895)	-

Total other income and expense	(7,500)	(5,895)	22,000

Net loss	$(15,510)	$(637,037)	$(9,591)

The accompanying notes are an
integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
For the period from April 3, 2002 to June 30, 2004

	Preferred Stock		Common Stock		Additional
	Number of	Par	Number of	Par	paid-in	Retained
	shares	value	shares	value	capital	deficit	Total

Balance, April 3, 2002	-	$-	-	$-	$-	$-	$-

Issuance of common stock	-	-	200,000	2,000	(2,000)	-	-

Net loss for the period April 3, 2002 to December 31, 2002	-	-	-	-	-	(9,591)	(9,591)

Balance, December 31, 2002	-	-	200,000	2,000	(2,000)	(9,591)	(9,591)

Issuance of preferred stock, February 2003	317,619	3,176	-	-	246,824	-	250,000

Issuance of common stock, February 2003	-	-	1,990,000	19,900	19,900	-	39,800

Net loss for the year ended December 31, 2003	-	-	-	-	-	(637,037)	(637,037)

Balance at December 31, 2003	317,619	3,176	2,190,000	21,900	264,724	(646,628)	(356,828)

Net loss for the period January 1, 2004 to June 30, 2004 (unaudited)	-	-	-	-	-	(15,510)	(15,510)

Balance, June 30, 2004	317,619	$3,176	2,190,000	$21,900	$264,724	$(662,138)	$(372,338)

The accompanying notes are an
integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENTS OF CASH FLOWS
	Six months ended June 30, 2004	Year ended December 31, 2003	April 3, 2002 (inception) to December 31, 2002
	(unaudited)
Cash flows from operating activities:
Net loss	$(15,510)	$(637,037)	$(9,591)

Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	2,364	1,671	14
Changes in operating assets and liabilities:
Increase/(decrease) in accounts payable and accrued expenses	12,029	83,472	-

Total adjustments	14,393	85,143	14

Net cash used in operations	(1,117)	(551,894)	(9,577)

Net cash used for investing activities:
Purchase of equipment	-	(10,613)	(1,206)

Net cash used for investing activities	-	(10,613)	(1,206)

Cash flows provided by financing activities:
Net Proceeds from note payable and loans	-	270,500	13,500
Proceeds from sale of stock	-	289,800	2,000

Net cash provided by financing activities	-	560,300	15,500

Net (decrease)/increase in cash, end of period	$(1,117)	$(2,208)	$4,717

Cash at beginning of period	$2,509	$4,717	-

Cash at end of period	$1,392	$2,509	$4,717

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

The accompanying notes are an
integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

Business

Wireless Peripherals, Inc. (Wireless or the Company) is a Dallas, Texas based technology Company, specializing in wireless media collaboration solutions powered by patented video compression technology that provides TV-quality streaming video over the wireless connections.

The Company provides consulting services and is developing a product to allow remote hands-free wireless audio and video communications. The product, Sight Link, developed by the Company is a modified wireless personal digital assistant (PDA) running software licensed from ESPRE Solutions, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equipment

Equipment is recorded at cost. The Company provides depreciation, for financial reporting purposes over the estimated useful lives using the straight-line method.

Revenue recognition

The Company recognizes revenue on the sale of its products, allowances and sales incentives, when the products are shipped to customers. The Company generally sells its products on open accounts under credit terms customary to the industry. The Company performs ongoing credit evaluations of its customers and generally does not require collateral to secure its customers receivables.

Income taxes

The Company accounts for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Based on the weight of available evidence, both positive and negative, a valuation allowance to fully provide for the net deferred tax assets has been recorded since it is more likely than not that the deferred tax assets will not be realized.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments, primarily consisting of accounts payable, and notes payable, approximate fair value due to their short-term nature or interest rates that approximate market.

3. EQUIPMENT

Equipment consisted of the following:

	June 30,	December 31,
	2004	2003	2002	Lives
	(unaudited)

Computer equipment	$11,819	$11,819	$1,206	5 years
Less accumulated depreciation	(4,048)	(1,684)	(14)

	$7,771	$10,135	$1,192

Depreciation expense for the period ended December 31, 2002, the year ended December 31, 2003 and the period ended June 30, 2004 was $14, $1,670 and $2,364 respectively.

4.  NOTES PAYABLE

Note payable to an individual, at 6%,  at June 30, 2004,  $250,000, due September 30, 2004, unsecured. On August 26, 2004 the note was converted to 500,000 shares of common stock.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

5. STOCKHOLDERS’ EQUITY

Common stock

On May 23, 2002, founders of the Company were issued, for no consideration, 200,000 shares of common stock.

In February, 2003 the Company filed Amended and Restated Articles of Incorporation increasing the authorized capital to 15,000,000 shares, 10,000,000 of which are $0.01 par value common stock. Also in February, 2003 the Company issued 1,990,000 shares of common stock for $39,800.

Preferred stock

In February, 2003 the Company filed Amended and Restated Articles of Incorporation increasing the authorized capital to 15,000,000 shares, 5,000,000 of which are $0.01 par value preferred stock. Also in February, 2003 the Company issued 317,619 shares of preferred stock for $250,000. At the time of issue, no dividend was determined and dividends, if any, were not cumulative.

6. INCOME TAXES

The Company had available at December 31, 2003, net operating loss carryforwards for federal tax purposes of approximately $650,000 that could be applied against taxable income in subsequent years through December 31, 2017. The tax effect of the net operating loss is approximately $220,000.

Based on the weight of available evidence, the Company concluded that it is more likely than not that some portion or all of the deferred tax benefit will not be utilized due to change of ownership provisions of the Internal Revenue Code and therefore a full valuation allowance has been provided.

7. SUBSEQUENT EVENTS

On August 26, 2004, the holders of all Wireless Peripherals preferred stock exchanged each share of preferred stock for a share of $0.01 par common stock in Wireless Peripherals. The Company sold 500,000 shares of $0.01 par common stock for $252,000. Simultaneous with the above-described exchanges, the Company was purchased by ESPRE Solutions, Inc. (ESPRE), a Texas corporation. As of the date of the transaction, the shareholders of Wireless exchanged all of their outstanding stock for 24,960,360 shares of ESPRE common stock and fully-vested ten-year options to acquire an additional 3,539,934 shares of common stock in ESPRE at $0.02 per share.

ESPRE SOLUTIONS, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(unaudited)

	Espre Solutions, Inc.	Wireless Peripherals, Inc.	Pro Forma Combined

	For the period December 22, 2003 (inception) to September 30, 2004 for Espre	For the year ended September 30, 2004	For the year ended September 30, 2004

Net Sales	$126,178	$8,958	$135,136

Selling, general and administrative expenses:
In-process research and development	11,722,599	-	11,722,599
General, administrative and selling expenses	808,479	40,101	848,580
Product development and consulting	686,991	11,024	698,015
Stock based compensation	500,000	-	500,000
Amortization and depreciation	41,892	1,671	43,563

Total operating expenses	13,759,961	52,796	13,812,757

Loss from operations	(13,633,783)	(43,838)	(13,677,621)

Interest expense	15,453	13,583	29,036

Net loss	(13,649,236)	(57,421)	(13,706,657)

Preferred stock dividend and other charges	(273,887)	-	(273,887)

Net loss applicable to common shareholders:	(13,923,123)	(57,421)	(13,980,544)

Net loss per share applicable to common shareholders:
Basic and diluted:	$(0.34)		$(0.21)

Weighted average shares outstanding,
basic and diluted	40,583,618	25,767,123	66,350,741

The accompanying notes are an
integral part of these financial statements.